ARI 5

06049399

ARI
25 YEARS OF EXCELLENCE
1981-2006

2006 ANNUAL REPORT

LETTER TO SHAREHOLDERS
FORM 10 KSB
FINANCIAL STATEMENTS
PROXY STATEMENT

2006
2005
2004
2003
2002
2001
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1996
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1989

A leading provider of proven sales and profit-building solutions
for dealers, distributors and manufacturers in the manufactured equipment markets

TO OUR SHAREHOLDERS



Brian E. Dearing
Chairman and Chief Executive Officer

FY2006 was a bit of a "mixed bag."

Although we got off to a good start, showing 6% top line growth for the first half of the year, we faded after half-time. Our core electronic parts catalog (EPC) business in the U.S. did grow by 3% for the year, and we nearly doubled our new Dealer Marketing Services (DMS) business, but the growth was not sufficient to offset declines in the non-strategic products and in Europe. We had expected the non-strategic business to continue to decline – and it did; what we did not expect was to have our second year of disappointing results in Europe. Finally, despite a proactive business development program, we were unable to complete any acquisitions during the fiscal year.

In the face of experiencing disappointment, it is natural to ask whether our strategy is still right. I remain convinced that our strategy – (a) to preserve our base of EPC business and (b) to grow by selling additional products and services (including DMS) to our customers, converting our European business to a profitable direct channel, and making synergistic acquisitions – is still correct. Clearly, though, we need to execute better.

On the other hand, there were indeed some bright spots:

- Cash flows and profits remained strong, with EBITDA of $3.2 million
- We paid down our debt by $1.2 million (or about 19¢ per share)
- Our DMS business increased by 88%

These are good results, and bode well for our continuing financial stability. But our key strategic imperative is to create a business that can generate – and then sustain – double-digit revenue growth. I will devote the balance of this letter to my assessment of the continuing validity of our four-part growth strategy, our performance last year against that strategy, and the specific steps we are taking during the coming year to improve our execution of that strategy.

Our growth strategy is very simple to explain (but not always simple to execute): identify and sell additional products and services to our large base of customers. Furthermore, we want to emphasize products and services that have long-term recurring revenue streams. To do that, we remain focused on the same four initiatives for FY2007 as we had for FY2006:

1. **Maintain and Enhance Our Leadership in the Electronic Parts Catalog Business –** If we're going to sell more to our current customers, it's very important that we not only retain our current customers, but that we expand and deepen those relationships.
2. **Develop and Extend Our New Dealer Marketing Services Business –** The Number One desire of our dealer customers is for "help with marketing and sales." Furthermore, the original equipment manufacturers (OEMs) and distributors want to protect and enhance their own brands, so they have an abiding interest not only in the dealers' success, but in the manner in which they go to market.
3. **Establish a Dealer-Direct Business Model for Europe** – For our "sell more products to dealers" strategy to work in Europe, it is preferable to sell and support our customers directly, rather

LOOKING BACK: 1981-2006

ARI's Silver Anniversary is a testament to our persistence and resilience as an organization, innovation and value we continue to bring to our customers, and the hard work and dedication of our employees. Over the last 25 years, we have overcome numerous obstacles that would have capsized many other firms our size to become the successful, profitable business we are today.

1981-1989

August 3, 1981
ARI begins operations as a 100% subsidiary of Raintree Publishers

1983
ARI Network Services, Inc. created as a division of AgriData Resources offering online services to farmers

1985
$8 million investment by and alliance with IBM to transition from business publishing to Industry Network and Electronic Commerce service for agribusiness

1990-1999

November 1991
ARI initiates public stock offering listed on NASDAQ

July 1993
Revenues reach $5 million

November 1995
Brian Dearing joins ARI as President and CEO and a Director

December 1995
Gordon Bridge joins ARI Board of Directors

July 1996
ARI partners with Dun & Bradstreet on ID system for eCommerce

October 1996
John Bray joins ARI as Vice President of Sales

November 1996
ARI acquires cd*.IMG, Inc.

July 1997
ARI initiates service to RV Industry

than exclusively through resellers. This is the same strategy that has been successful in the U.S. The dealer-direct approach is also more defensible, because it makes us less vulnerable to OEM decisions to "go in-house" and because it increases our first-hand customer knowledge at the dealer level.

4. **Pursue Selected Synergistic Acquisitions** – To grow faster, we need to acquire businesses that add customers, products and services, and new staff with skills and talent to the ARI family. We believe that we have the capacity to complete both small and large deals.

Electronic Parts Catalogs: The Foundation for Growth

In order to generate overall top line growth through new products and services, it is vital that we do not allow our base of business to atrophy. And since we intend to sell our new products and services primarily to our current customers, we want those customers to be happy with what they are buying from us today.

Last year, your Company did a creditable job in this arena. We added some adjacent market accounts (for example, Schwinn and Yamaha Golf), introduced a major new release of our flagship PartSmart® product, and renewed our long-term relationships with most of our key accounts. As a result, OEM renewals topped 90% and dealer subscription renewals remained steady at 87%.

However, we believe we can do even better. After completing a consulting assignment during August 2006 to assess the "state of our union," Roy W. Olivier joined us as Vice President – Global Sales and Marketing. Roy brings an intense execution focus as well as extensive experience in the industry, including tenure at two of our competitors (one of which he founded and subsequently sold – to the other). The primary conclusion of his assessment was that we could significantly improve both our retention and new growth results by focusing more attention on the manufacturers and distributors in our markets – not instead of dealers, but in addition to dealers. We believe that by increasing our level of customer intimacy with the suppliers to our dealers, we will be better positioned to serve customers at all levels of the service and distribution network as their needs evolve and change. While it will take some time for this adjustment to our approach to be reflected in our revenues, early returns in terms of business closed during the first quarter of FY2007 are promising.

Dealer Marketing Services: Our Fastest-Growing Segment

Central to our strategy is the concept of selling additional products and services to our current customers:

	Current Customers	New Customers
Current Products and Services	Current Business	Secondary Growth Focus
New Products and Services	**Primary Growth Focus**	Not Targeted

The question is always, "what new products?" We selected Dealer Marketing Services as our new product focus based on our research: dealers told us their number one desire was "help with marketing to their customers and prospects." Last year's results corroborate the research: revenues were up 88%, accelerating to a doubling pace by the end of the fiscal year (although we are growing rapidly from a small base).

Our performance on this growth initiative was pretty good last year, and we see continued opportunity in this area. We are seeking to accelerate our growth through:

- **Product Development** – we are continuing to add functionality to WebsiteSmart™ to increase its appeal to the Power Sports market, where we see a good opportunity.
- **OEM Relationships** – we are working hard to get more manufacturers to sponsor – and co-fund through their co-op marketing programs – direct mail campaigns and website development for their

LOOKING BACK: 1981-2006
(continued)

October 1997
ARI acquires Empart Technologies, Inc.

November 1997
Brian Dearing elected Chairman of the Board

September 1998
ARI acquires POWERCOM-2000, Inc. from Briggs & Stratton

March 1999
ARI introduces TradeRoute®

May 1999
ARI acquires Network Dynamics Incorporated (NDI)

June 1999
Customer list climbs to over 100 equipment manufacturers and over 20,000 dealers

August 1999
Frederic Tillman named Vice President of Technology

2000-2006

January 2000
Ted Feierstein joins ARI Board of Directors

March 2000
ARI deploys early release of new web-based dealer communications product at Briggs & Stratton

April 2000
ARI deploys new web-based electronic catalog at Kawasaki

July 2000
Revenues top $14 million

August 2000
ARI expands international marketing and support to Germany

April 2001
Timothy Sherlock joins ARI as Vice President of Finance and CFO

May 2001
Strategic alliance formed with Click Commerce

July 2001
ARI launches website creation software in partnership with VertX Commerce Corporation

July 2002
ARI reports first profitable year in company history

LOOKING BACK: 1981-2006
(continued)

April 2003
Debt restructuring completed

June 2003
Wipfli selected as new audit firm

August 2003
Preferred stock repurchased from WITECH
ARI adopts shareholder rights

October 2003
ARI acquires assets of VertX Commerce Corporation

March 2004
International marketing and support expanded in France

June 2004
William C. Mortimore joins ARI Board of Directors

July 2004
ARI signs 25,000th dealer

September 2004
MailSmart™ personalized postcard service introduced

October 2004
ARI reports record net income for fiscal 2004

May 2005
WarrantySmart™ claims processing product introduced

June 2005
ARI opens new office in the Netherlands

October 2005
Fiscal 2005 best year in ARI history

February 2006
eMailSmart™ added to Dealer Marketing Services product suite

August 2006
ARI celebrates 25th anniversary

September 2006
Roy W. Olivier joins ARI as Vice President of Global Sales and Marketing

dealers. Our current programs with Kioti and Arctic Cat illustrate the power of this approach.

Dealer-Direct in Europe: Right Strategy, But Trouble With Execution

Between FY2004 and FY2005, our business in Europe decreased by almost $400,000 or 29%, primarily because our strategy had been to sell indirectly to dealers. We lost a few significant OEM accounts because the manufacturer decided to go in-house (despite the fact that we believe the dealers were happy with our product). We changed to a dealer-direct strategy – both to reduce our customer concentration risk and to position ourselves to sell additional products to dealers over time – by opening an office in Alphen aan den Rijn, The Netherlands in June 2005.

But things have gone far from smoothly. Our business did not grow, and actually dropped by about $13,000 or 1% over FY2005. We miscalculated our European dealers' need for catalogs from local manufacturers (vs. global manufacturers), significantly overestimated the number of dealers to which our products had been sold by our indirect channel partners, and underestimated the challenges of setting up a multi-language telephone sales and support operation.

The good news, however, is that we are up and running, and we finished strong with the signing of Harley-Davidson Europe late in the fourth quarter. Our focus for FY2007 is on developing relationships with European OEMs, both to generate additional business in their own right and to provide new catalogs and sponsorship to assist with our dealer-direct sales efforts. (You will note that this approach is parallel to the adjusted approach in the U.S. noted above.)

Strategic Acquisitions: Vital to Long-Term Growth

Last year in this space, I wrote, "I will be surprised if we do not see an accretive transaction before the end of FY2006." Well, unfortunately, I am surprised – and, to be frank, disappointed.

We were unable to consummate an acquisition during FY2006. It was not for want of trying: I re-assigned John Bray to this activity full-time mid-year, and we considered some 40 targets and made progress toward a number of potential deals – none of which got "all the way home." Yes, it isn't really possible to "time" an acquisition, much less "manage" it. Yes, we are selective – we insist that an acquisition be accretive quickly, extend our current business, fit with our strategy, and represent an opportunity to grow in the future. Yes, it's really hard to find, court, and close good deals. But these truths are cold comfort: we tried hard, but we still came up dry.

Our plan for next year? Simple: execute better. We know what to do and there are good targets available. We just need to "get it done."

Summary:
Execution is the Key

I hope you've noticed the theme running through this letter: we've got the right strategy; we just need to execute it better. To adapt a well-known epithet from a fellow Wisconsin transplant, Vince Lombardi, for ARI in FY2007, "execution is the only thing."

This is our 25th Anniversary year. We got to where we are today through the right balance of persistence and willingness to change, by delivering value to our customers, and by hiring and retaining the right people. We have a solid current business, and a good and executable strategy to create sustainable, profitable double-digit revenue growth by selling additional products and services to our current customers.

Last year saw mixed results: the base stayed strong and Dealer Marketing Services grew, but we were disappointed by the performance of our European business and by our failure to consummate an acquisition. In the two areas that went well, we've made some adjustments and extensions that should help us to accelerate our progress; in the two that didn't go well, we've made some changes in one and increased our intensity and execution focus in the other.

You have my pledge – and that of our entire management team and Board of Directors – that we will do everything we can to deliver on the promise of our growth strategy by improving our execution in FY2007. If we can do that, I believe the results we all seek will follow.

Thank you for your continued interest in our success.



Brian E. Dearing
Chairman of the Board of Directors
and Chief Executive Officer
October 25, 2006

Statements in this letter include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. The forward-looking statements can generally be identified by words such as "believes," "anticipates," "expects" or words of similar meaning. Forward-looking statements also include statements relating to the Company's future performance, such as future prospects, revenues, profits and cash flows. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to be materially different from any future performance suggested in the forward-looking statements. Such risks and uncertainties include those factors described under "Forward Looking Statements Disclosure" in Exhibit 99.1 of the Company's annual report on Form 10-KSB for fiscal year ended July 31, 2006 filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements. For more information, please refer to the Company's filings with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

	2006	2005	2004	2003	2002
	(Dollars in thousands except per share items)				
Earning Information					
Revenues	$ 14,002	$ 13,661	$ 13,439	$ 13,863	$ 13,863
Operating income (loss)	2,069	2,146	1,286	(341)	1,598
Net income (loss)	3,210	2,815	1.055	(1,348)	188
Fully diluted net income (loss) per share	$ 0.49	$ 0.42	$ 0.17	$ (0.21)	$ 0.03
Cash Flow Information					
Net cash provided by (used in) operating activities before changes in working capital	$ 2,979	$ 2,781	$ 2,652	$ 1,584	$ 3,034
Net cash provided by (used in) investing activities	(1,299)	(1,503)	(818)	(687	(1,058)
Net cash provided by (used in operating and investing activities before changes in working capital	$ 1,680	$ 1,278	$ 1,834	$ 897	$ 1,976
EBITDA	3,231	2,994	2,976	1,626	3,458
Year End Cash Balance	$ 3,584	$ 3,651	$ 3,357	$ 2,120	$ 879



REVENUE BY SERVICE
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2002
2003
2004
2005
2006
Catalog subscriptions
Catalog professional services
Dealer marketing services
Dealer & distributor communications



NET INCOME
3500
3000
2500
2000
1500
1000
500
0
-500
-1000
-1500
2002
2003
2004
2005
2006
Net income (loss)



EBITDA
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
2002
2003
2004
2005
2006
EBITDA Restructure
EBITDA EBITDA



DEALER MARKETING SERVICES REVENUES
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006



Earn/Burn Rate
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
2002
2003
2004
2005
2006
Cash provided by Operations b/f WC Changes
Cash used in Investing

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 000-19608

ARI Network Services, Inc.
(Name of small business issuer in its charter)

WISCONSIN
(State or other jurisdiction of incorporation or organization)

39- 1388360
(IRS Employer Identification No.)

11425 W. Lake Park Drive, Milwaukee, Wisconsin 53224
(Address of principal executive office)

Issuer's telephone number (414) 973-4300

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.001 per share
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.[ ]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those sections.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

YES ✓ NO

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES NO ✓

Issuer's revenues for the most recent fiscal year. $14,002,000

As of October 20, 2006, the aggregate market value of the Common Stock held by non-affiliates (based on the closing price on the NASDAQ bulletin board) was approximately $8.8 million.

As of October 20, 2006, there were 6,227,335 shares of the registrant's shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than 120 days after July 31, 2006, for the 2006 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

Transitional Small Business Disclosure Format (check one).
YES NO ✓

ARI Network Services, Inc.

FORM 10-KSB
FOR THE FISCAL YEAR ENDED JULY 31, 2006
INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

PART III - OTHER INFORMATION

Item 1. *Description of Business*

Business Overview

ARI Network Services, Inc. (the "Company" or "ARI") is a leading provider of electronic parts catalogs and related technology and services to increase sales and profits for dealers, distributors and manufacturers in the manufactured equipment markets. We focus our sales and marketing on the North American and European manufactured equipment industry (the "Equipment Industry"), providing direct sales and service in North America and operating through a combination of direct sales and service and value-added sales and service agents elsewhere. Sales in these markets are driven by dealers' and other servicing agents' need for technical parts and service information needed to perform repair, warranty, and maintenance services, as well as to reduce operating costs and increase sales. The Equipment Industry is made up of separate sub-markets in which the manufacturers often share common distributors, retail dealers and/or service points. These sub-markets include: outdoor power, power sports, motorcycles, agricultural equipment, recreation vehicles, floor maintenance, auto and truck parts aftermarket, marine, construction, and others. By "Equipment", we mean capital goods which are repaired rather than discarded when broken and for which the repairs are generally performed by a distributed network of independent dealers and/or repair shops. The Equipment Industry has been a growing percentage of our revenue over the past three years, representing 96% of fiscal 2006 revenue. We expect the Equipment Industry to continue to be the Company's largest Industry in fiscal 2007, and expect to expand into other sub-markets within the Equipment Industry which have similar business needs.

Our products and services enable Equipment Industry dealers to automate business communications with the manufacturers and distributors whose products they sell and service. We supply three types of software and services: (i) robust Web and CD-ROM electronic parts catalogs, (ii) dealer marketing services, including a website creation service and technology-enabled direct mail and (iii), and eCommerce services. The electronic cataloging products and services enable partners in a service and distribution network to look up electronically technical reference information such as illustrated parts lists, service bulletins, price files, repair instructions and other technical information regarding the products of multiple manufacturers. Dealer marketing services help a dealer increase revenue. For example, the website creation service makes it easy for a dealer to create a professional web presence and optionally to conduct electronic business with its customers. The eCommerce services allow the dealers to exchange electronic business documents such as purchase orders, invoices, warranty claims, and status inquiries with the manufacturers and distributors who supply them. Our products and services use the Internet for data transport and a combination of the World-Wide Web and CD-ROM technology for user interfaces and data presentation. At this time, the primary product line is electronic catalogs; the other products leverage our position in the catalog market. We expect that dealer marketing services will represent a larger percentage of revenues over time, as management attention is focused in this area.

Our sales and marketing activities are focused on dealers, distributors and/or service points directly and on Equipment Industry manufacturers and distributors that sponsor our products and services within the service and distribution network. Using direct sales, we sell additional dealers as well as additional databases and additional products (such as WebsiteSmart™) to existing dealer customers. These products are used by dealers to save time and money, as well as to increase revenues. We also sell directly to distributors and manufacturers. We believe that the implementation of our products can reduce internal costs for manufacturers and distributors and increase loyalty and productivity in the service and distribution network as well as end-customer satisfaction. In addition to software licenses and support services, a typical implementation for a given manufacturer or distributor will involve professional services for project management, software customization and continuing catalog updates.

An important aspect of our business is the relationships we have developed with over 85 dealer business management system providers through our COMPASS Partners™ program. A dealer business management system is used by a dealer to manage inventory, maintain accounting records, bill customers and focus marketing efforts. Our software's ability to interface with these systems provides the dealer with a more robust, informative, and cost-effective solution. It also differentiates us from competitors.

As part of our historical business practice, we continue to provide eCommerce services to the North American agribusiness industry, which accounted for 4% of our total revenue in fiscal 2006.

No single customer accounted for 10% or more of our revenues in fiscal 2006.

The following table sets forth certain Catalog, Customer and Subscription information by region derived from the Company's financial and customer databases. The number of distinct distributors and dealers is estimated because some subscriptions are distributed by third parties (including manufacturers), which may or may not inform ARI of the distributors and/or dealers to which the subscription is distributed and therefore, comparisons to prior periods may or may not be indicative of business trends. Furthermore, at the present time we do not have an accurate method of counting dealers and subscriptions when a catalog is delivered via the website of a manufacturer or distributor who is our customer, so the information below may understate our market position.

Catalog, Customer and Subscription Information by Region

	Catalogs	Distinct Manufacturers	Subscriptions	Distinct Distributors (Estimated)	Distinct Dealers (Estimated)
As of July 31, 2006:					
North America	86	62	71,375	104	22,833
Non-North American	58	9	9,134	50	5,701
Included in both Regions	(48)	0	0	0	0
Total	96	71	80,509	154	28,534
As of July 31, 2005:					
North America	79	59	74,846	98	21,763
Non-North American	72	11	12,987	34	8,547
Included in both Regions	(63)	0	0	0	0
Total	88	70	87,833	132	30,310
Variance:					
North America	7	3	(3,471)	6	1,070
Non-North American	(14)	(2)	(3,853)	16	(2,846)
Included in both Regions	15	0	0	0	0
Total	8	1	(7,324)	22	(1,776)

"Catalog" = A separately sold and/or distributed parts catalog. A manufacturer may have more than one catalog. More than one brand or distinct product line may be included in a catalog.
"Distinct Manufacturer" = A single independent manufacturer, not owned by another manufacturer, served by ARI. Distinct manufacturers are included in the region they most serve even if they have catalogs in both regions.
"Subscription" = A single catalog subscribed to by a single dealer or distributor. A dealer or distributor may have more than one subscription.
"Distinct Distributor" = A single independent distributor, not owned by another distributor, served by ARI. A distributor generally buys from manufacturers and sells to dealers.
"Distinct Dealer" = A single independent servicing dealer, not owned by another dealer, served by ARI.

Our executive offices are located at 11425 West Lake Park Drive, Milwaukee, Wisconsin 53224-3025 and our telephone number at that location is (414) 973-4300. ARI is a Wisconsin corporation, incorporated in 1981. We maintain a website at http://www.arinet.com, which is not part of this report.

Mission and Strategy

Our mission is to be the leading provider of electronic parts catalogs and related technology and service to increase sales and profits for dealers in selected manufacturing industry segments, primarily those with shared distribution channels and service networks. Our vision is that whenever a dealer in one of our target markets accesses technical parts and service information electronically from a manufacturer or distributor or market its products and services to its customers, it will use at least some of our products and services to do so. To achieve this vision, our strategy is to concentrate on a few vertical markets, and to be the leading provider of electronic catalog products and services in those markets. After establishing a position in a market, we will then bring other products and services to bear – including dealer marketing services - in order to expand our presence and solidify our competitive position. Our goal is to provide a complete array of high-quality electronic catalog, marketing, and eventually, other services that industry participants will adopt and use effectively.

During fiscal 2007, the Company is focused on four growth initiatives, which are the same ones pursued in fiscal 2006: (i) maintaining and enhancing the current base of catalog business; (ii) growing the dealer marketing services business; (iii) changing to a dealer-direct business model in Europe; and (iv) making selected synergistic acquisitions.

To maintain and enhance the current base of catalog business, we are seeking to maintain a renewal rate of over 85% on dealer catalog subscriptions and selling new catalogs and dealers at a rate sufficient to replace the revenue from non-renewing subscriptions, or to increase it slightly. We believe that we are highly penetrated in our two primary markets (Outdoor Power and Power Sports) both in terms of dealers and catalog titles, but there are opportunities for some additional growth in related markets (such as Agricultural Equipment).

Our primary new product initiative in North America is dealer marketing services, which includes WebsiteSmart, ARI MailSmart, and additional add-on products, including EMailSmart and our automated website content management services. These products respond directly to our dealer customers' desire for assistance from a trusted partner like ARI in marketing and selling to their customers and prospects. We are investing in additional sales and marketing resources, as well as in product development to support this initiative.

In Europe, our focus is on shifting from a historical business model in which we sold only indirectly to dealers through manufacturers, distributors, or value-added resellers to a business model in which we sell and support dealers directly in their native languages. During the second half of fiscal 2005, we opened an office in Alphen aan den Rijn, The Netherlands, and staffed it with approximately 10 employees. Through a combination of direct selling and unbundling our current indirect business relationships, we expect to establish a direct-to-dealer business model. Once established, we believe that this will enable us to reverse the decline in European revenues and position ourselves for growth in the future by introducing additional products – including dealer marketing services – to European dealers. We have invested in sales and marketing staff in Europe, and expect to invest in product development as well in support of this initiative.

Finally, we continue to seek acquisitions that will solidify or accelerate our market position in both the catalog and dealer marketing services markets.

Products and Services

We offer three basic kinds of services to our customers in the Equipment Industry: (i) *electronic catalogs* for publishing and viewing technical reference information about the equipment, (ii) *dealer marketing services,* including website creation services which allow a dealer to create and maintain a website and (iii) *eCommerce services* for exchanging documents such as purchase orders, invoices, and warranty claims.

The following table shows the products and services that we offer, a brief description of them and the industries where they are currently in use.

Electronic Catalog Products And Services		
Product or Service	**Description**	**Primary Industry/Market**
PartSmart®	Electronic parts catalog for equipment dealers	Equipment - all sub-markets except RV
EMPART*web*™	Web based electronic parts catalog	Equipment - all sub-markets
Lookupparts.com	Empartweb-based lookup service offered to dealers on a subscription basis	Equipment - all sub-markets except RV
EMPART*web* ASP	Electronic parts catalog viewing software offered as a hosted service for individual distributors and manufacturers	Equipment - all sub-markets
EMPART*web*™ Shopping Cart	Add-on product to Empart*web* that facilitates order taking from the catalog	Equipment - all sub-markets
EMPART XML Export™ Module	Add-on product to EMPARTpublisher that facilitates the creation of a file of parts and related information for use in EMPART PDF Catalog Composer Module	Equipment – all sub-markets
EMPART PDF Catalog Composer™ Module	Add-on product to EMPARTpublisher that facilitates the creation of a parts manual, price sheet or other parts-related publications in the Adobe Acrobat format for printing, electronic distribution or online display	Equipment – all sub-markets
Electronic publishing services	Project management, data conversion, editing, production, and distribution services for manufacturers who wish to outsource catalog production operations	Equipment - all sub-markets
EMPART*publisher*™	Electronic parts catalog creation software used to produce catalogs for viewing on EMPART*web*, PartSmart, and EMPART*viewer*	Equipment - all sub-markets
Gardenpoint.com™/ EMPART*web*™ Portal	Integrated multi-manufacturer catalog and ordering system for the web	Equipment - all sub-markets
EMPART*viewer*™	Electronic parts catalog viewing software	Equipment - RV
Professional services	Project management, software customization, roll-out management, and help desk support services	Equipment - all sub-markets

Dealer Marketing Services		
Product or Service	**Description**	**Primary Industry/Market**
WebsiteSmart™	Software to create customized dealer websites and conduct business electronically, including optional shopping cart	Equipment - outdoor power, power sports
ARI MailSmart™	Direct mail solution that enables users to cost-effectively and efficiently reach customers and prospects with customized messages	Equipment – all sub-markets
eMailSmart™	Email solution that enables users to stay in touch with customers through special offers and a quarterly newsletter	Equipment – all sub-markets
Content Management Services	Add-on solution to WebsiteSmart that automatically updates a dealer's website with Weather Alerts, promotions based on customer seasonality and supplier promotions	Equipment – all sub-markets

eCOMMERCE PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
TradeRoute®	Document handling and communications for product ordering, warranty claims and other business documents	Equipment - Outdoor power and RV
WarrantySmart™	Web-based end-to-end warranty claims processing system that enables dealers, distributors and manufacturers to streamline product registration and warranty claim submission and processing, as well as check claim status online.	Equipment – all sub-markets

As part of our historical business practice, we continue to provide electronic transaction services to the North American agribusiness industry, representing approximately 4% of our fiscal 2006 revenue.

Acquisitions

Since December 1995, ARI has had a business development program aimed at identifying, evaluating and closing acquisitions which augment and strengthen our market position, product offerings, and personnel resources. Since the program's inception, five completed business acquisitions, as well as one software product acquisition, have resulted.

The following table shows selected information regarding these acquisitions:

Acquisition Date	Acquired Company/Product and Location	Description of Acquired Business or Product Rights
November 4, 1996	cd*.IMG, Inc. ("CDI") New Berlin, WI	CDI developed the Plus[1]® electronic parts catalog which featured parts information from over 20 manufacturers in the outdoor power, marine, motorcycle and power sports industries and was replaced with the Partsmart electronic catalog.
September 30, 1997	Empart Technologies, Inc. ("EMPART") Foster City, CA	EMPART provided us with the EMPART*publisher* and EMPART*viewer* software.
September 15, 1998	POWERCOM-2000 ("POWERCOM"), a subsidiary of Briggs & Stratton Corporation Colorado Springs, CO	POWERCOM provided electronic catalog and communication services to a number of manufacturers in North America, Europe, and Australia in the outdoor power, power tools, and power sports industries.
May 13, 1999	Network Dynamics Incorporated ("NDI") Williamsburg, VA	NDI provided us with the PartSmart electronic catalog which was used by over 10,000 dealers to view catalogs from 50 different manufacturers in 6 sectors of the Equipment Industry.
October 27, 2003	VertX Commerce Corporation ("VertX") San Diego, CA	VertX provided us with the WebsiteSmart™ software to create customized dealer websites.
September 30, 2004	Co-ownership rights to software products of Service Management Group, Inc. Hattiesberg, MS	Software code upon which Warranty Smart is based, as well as miscellaneous related (but undeployed) products.

Competition

Competition for ARI's products and services in the Equipment Industry varies by product and by sub-market. No single competitor today competes with us on every product in each of our targeted vertical Equipment Industry sub-markets. In electronic catalog software and services, the largest direct competitor is Proquest (which is being sold to a division of Snap-On Tools), which offers electronic service catalogs in the motorcycle, marine, outdoor power and auto markets. In addition, there are a variety of small companies focused on specific industries. Many of the smaller companies may also represent acquisition targets for us. There are also other companies that provide more general catalog services such as Stibo, Pindar and IHS that may in the future directly compete with us in our target markets. In addition, there are also a number of larger companies which have targeted Web-based catalogs for procurement, such as Ariba, and i2 Technologies, Inc., which could expand their offerings to address the needs of our markets and become competitors in the future. WebSite Smart™ has many competitors, including PowerSports Network, Inc., 50 Below, and many internet service providers. In the eCommerce part of our business, the primary competition comes from in-house information technology groups who may prefer to build their own Web-based proprietary systems, rather than use our industry-common solutions. Proquest also offers a communication solution. There are also large, general market eCommerce companies like AT&T Communications, Inc., which offer products and services which could address some of our customers' needs. These general eCommerce companies do not typically compete with us directly, but they could decide to do so in the future. These companies may also represent alliance partner opportunities for us. In addition, as in the catalog side of our business, there are a variety of small companies focused on specific industries which compete with us and which may also represent acquisition targets. Another potential source of competition in the future is the group of companies attempting to build so-called "net communities," such as VerticalNet, which could expand their offerings to target our served markets. In addition, companies focused on asset management or post-sales services, such as Servigistics, could expand their offerings and enter our markets; these companies may also represent alliance partner candidates. Finally, given the current pace of technological change, it is possible that as yet unidentified well-capitalized competitors could emerge, that existing competitors could merge and/or obtain additional capital thereby making them more formidable, or that new technologies could come on-stream that could threaten our position.

ARI's primary competitive advantages are (i) our focus on our target markets and the industry knowledge and customer relationships we have developed in those target markets, (ii), our robust electronic parts catalog software products, and (iii) our relationships with over 85 dealer business management system providers. When combined with products and services that are designed for our targeted industries, we believe that our competitive advantages will enable us to compete effectively and sustainably in these markets.

Employees

As of October 15, 2006, we had 91 full-time equivalent employees. Of these, 16 are engaged in maintaining or developing software and providing software customization services, 33 are in sales and marketing, 14 are engaged in catalog creation and maintenance or database management, 21 are involved in customer implementation and support and 7 are involved in administration and finance. None of these employees is represented by a union.

Item 2. *Description of Properties*

ARI occupies approximately 17,000 square feet in an office building in Milwaukee, Wisconsin, under a lease expiring June 30, 2009. This facility houses our headquarters and computer server room. In Colorado Springs, Colorado, we occupy approximately 5,200 square feet of office space under a lease expiring March 31, 2011. In Williamsburg, Virginia we occupy approximately 5,100 square feet of office space under a lease that expires October 1, 2009.

Item 3. *Legal Proceedings*

We are not currently a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The table below sets forth the names of ARI's executive officers as of October 15, 2006. The officers serve at the discretion of the Board.

Name	Age	Capacities in Which Service
Brian E. Dearing	51	Chairman of the Board, CEO and President
Timothy Sherlock	54	CFO, Secretary, Treasurer and Vice President of Finance and Operations
John C. Bray	49	Vice President of Business Development and Strategy
Frederic G. Tillman	44	Vice President of Technology Development and Electronic Publishing
Roy W. Olivier	47	Vice President of Global Sales and Marketing

Brian E. Dearing. Mr. Dearing has been Chief Executive Officer and President and a director since 1995 and Chairman of the Board of Directors since 1997. Prior to joining ARI, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services from 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Timothy Sherlock. Mr. Sherlock was appointed Chief Financial Officer and Vice President of Finance in March 2001, Secretary in May 2001 and Treasurer in December 2002, adding Vice President of Operations in January 2006. Prior to joining ARI, Mr. Sherlock was CFO and Vice President of Finance and Administration for Catalyst International, Inc., a warehouse management software specialist. Before joining Catalyst in 1999, he held a series of progressively more responsible finance positions at Rennaissance Learning, a leading educational software firm based in Wisconsin Rapids, WI. culminating in his appointment as Vice President, Secretary and CFO. His early career included a variety of financial management positions at Cray Research, Inc., Eagan, MN, from 1983 to 1995. Mr. Sherlock, a Certified Public Accountant, received a BA in business administration from the College of St. Thomas, St. Paul, MN.

John C. Bray. Mr. Bray was appointed Vice President of Sales in September 1996, then became Vice President of New Market Development in March 2002, then Vice President of Business Development in June 2003, adding Vice President of Strategy in January 2006. Prior to joining ARI, Mr. Bray was Manager of Global Internet Sales and Consulting at GE Information Services in Rockville, Maryland. Before joining GE, Mr. Bray had a six year sales career at AT&T, culminating in his appointment as Regional Vice President of Sales for AT&T's EasyLink Services, marketing electronic commerce services. He holds a BA in marketing from the University of Iowa.

Frederic G. Tillman. Mr. Tillman was appointed Vice President of Technology Development in August 1999 and Vice President of Electronic Publishing in September 2005. He joined ARI in September 1998 as part of the acquisition of Powercom where he had been Vice President of Software Development. Prior to joining Powercom in May 1998, Mr. Tillman was Director of New Product Development for ADAC Healthcare Information Systems in Houston, Texas, a producer of information systems for hospital laboratories and radiology departments. Before joining ADAC in 1990, Mr. Tillman spent six years at General Dynamics as a software engineer. Mr. Tillman holds an MBA from Texas Christian University and a BS in Computer Science from Oklahoma State University.

Roy W. Olivier. Mr. Olivier joined ARI in September 2006 as Vice President of Global Sales and Marketing. Before joining ARI, Mr. Olivier was a consultant to start-up, small and medium-sized businesses. Prior to that, he was Vice President of Sales & Marketing for ProQuest Media Solutions, a business he founded in 1993 and sold to ProQuest in 2000. Prior to that, Mr. Olivier held various sales and marketing executive and managerial positions with several other companies in the telecommunications and computer industries, including Multicom Publishing Inc., AT&T, BusinessLand and PacTel. Mr. Olivier holds a BA in business administration from the University of North Texas.

PART II

Item 5. *Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities*

ARI's common stock is currently quoted on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol ARIS. The following table sets forth the high and low sales price for the periods indicated. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Fiscal Quarter Ended	High	Low
October 31, 2004	$2.050	$1.200
January 31, 2005	$2.850	$1.600
April 30, 2005	$2.810	$1.900
July 31, 2005	$2.860	$2.400
October 31, 2005	$2.800	$2.200
January 31, 2006	$2.500	$1.530
April 30, 2006	$2.500	$1.900
July 31, 2006	$2.420	$2.050

As of October 21, 2006, there were approximately 202 holders of record of the Company's common stock. The Company has not paid cash dividends to date and has no present intention to pay cash dividends.

During the quarter ended July 31, 2006, the Company did not sell any equity securities which were not registered under the Securities Act or repurchase any of its equity securities.

Item 6. *Management's Discussion and Analysis or Plan of Operation*

The following table sets forth certain financial information with respect to the Company as of and for each of the five years in the period ended July 31, 2006, which was derived from audited Financial Statements and Notes thereto of ARI Network Services, Inc. Audited Financial Statements and Notes as of July 31, 2006 and 2005 and for each of the years in the period ended July 31, 2006 and 2005, and the reports, thereon, of Wipfli LLP are included elsewhere in this Report. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere herein.

Statement of Operations Data: (In thousands, except per share data)					
	Year Ended July 31				
	2006	**2005**	**2004**	**2003**	**2002**
Subscriptions, support and other services revenues	$ 10,320	$ 9,913	$ 9,291	$ 8,217	$ 8,915
Software license and renewal revenues	2,036	2,248	2,378	2,332	2,721
Professional services revenues	1,646	1,500	1,770	2,068	2,227
Total revenues	14,002	13,661	13,439	12,617	13,863
Cost of subscriptions, support and other services sold	990	877	514	603	387
Cost of software licenses and renewals sold (1)	681	626	1,564	1,768	1,523
Cost of professional services sold	330	455	760	819	738
	2,001	1,958	2,838	3,190	2,648
Gross Margin	12,001	11,703	10,601	9,427	11,215
Operating expenses:					
Depreciation and amortization (exclusive of amortization of software products included in cost of sales)	382	263	156	212	223
Customer operations and support	1,141	1,030	1,104	1,190	1,220
Selling, general and administrative	7,185	7,141	7,004	7,273	6,835
Software development and technical support	1,224	1,123	1,051	1,093	1,339
Net operating expenses	9,932	9,557	9,315	9,768	9,617
Operating income (loss)	2,069	2,146	1,286	(341)	1,598
Other expense	(59)	(184)	(169)	(1,007)	(1,410)
Income (loss) before provision for income taxes	2,010	1,962	1,117	(1,348)	188
Income tax benefit (expense)	1,200	853	(62)	-	-
Net income (loss)	$ 3,210	$ 2,815	$ 1,055	$ (1,348)	$ 188
Average common shares outstanding:					
Basic	6,130	5,992	5,840	6,499	6,238
Diluted	6,510	6,653	6,143	6,499	6,238
Net income (loss) per share:					
Basic	$ 0.52	$ 0.47	$ 0.18	$ (0.21)	$ 0.03
Diluted	$ 0.49	$ 0.42	$ 0.17	$ (0.21)	$ 0.03
Selected Balance Sheet Data: (In thousands)					
Working capital (deficit)	$ (3,357)	$ (3,911)	$ (4,062)	$ (4,813)	$ (8,713)
Capitalized software development (net)	1,468	1,486	970	1,881	3,066
Total assets	9,436	7,933	6,191	5,650	6,374
Current portion of long-term debt and capital lease obligations	1,400	1,204	1,010	420	3,691
Total long-term debt and capital lease obligations	580	2,037	3,309	3,785	26
Total shareholders' equity (deficit)	(312)	(3,609)	(6,551)	(6,830)	(5,606)

(1) Includes amortization of software products of $648, $570, $1,512, $1,726 and $1,612.

Summary

The Company produced net income of $3,210,000 for the fiscal year ended July 31, 2006 compared to $2,815,000 for the fiscal year ended July 31, 2005. The increase in earnings was primarily due to an increase in gross margin and the recognition of deferred tax assets. Total revenue increased 2% during fiscal 2006 compared to fiscal 2005, while the Company's new dealer marketing services business grew 88%. The increase in total revenue was primarily due to increased dealer marketing services and catalog subscriptions in the United States. Management expects revenues and operating income to increase in fiscal 2007 as the Company sees the results of its growth initiatives.

During fiscal year 2007, the Company plans to focus on four growth initiatives: (1) maintaining and enhancing the current base of catalog business; (2) growing the dealer marketing services business; (3) changing to a dealer-direct business model in Europe; and (4) making selected synergistic acquisitions. We anticipate that the expenses and investments associated with these growth initiatives (primarily numbers 2 and 3) will be at a level that will result in a slight increase in operating income for fiscal 2007, and that the revenues generated by these initiatives will result in healthy growth on the bottom line in the future. This is because our revenues for new business are recognized ratably over the period of the service or subscription delivery period, while certain expenses, by contrast, are recognized as they are incurred. We do not anticipate a need for additional capital or financing in order to execute our plans with regard to these growth initiatives, except in the case of a large acquisition not primarily financed by issuing equity to the seller and/or by seller-financed debt.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer contracts, bad debts, intangible assets, financing instruments, restructuring and other accrued revenues and expenses, and realizability of deferred tax assets. The Company bases its estimates on historical experience, current forecasts and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Revenue for use of the network and for information services is recognized in the period such services are utilized. Revenue from annual or periodic maintenance fees, license and license renewal fees and catalog subscription fees is recognized ratably over the period the service is provided. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Revenue on arrangements with customers who are not the ultimate users (i.e., resellers) is deferred if there is any contingency on the ability and intent of the reseller to sell such software to a third party.

Bad Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, which are subject to change in the near term. During fiscal 2006, the Company settled a vendor-related contract that resulted in a change in estimate of approximately $161,000 net of taxes, which resulted in an increase in net income. During fiscal 2005, the Company settled certain sales tax obligations to various states resulting in a change in estimate of $218,000 net of taxes, which resulted in an increase in net income. During fiscal 2006 and 2005 the Company reviewed and revised its estimated deferred tax valuation allowance based on updated projections of profit in the near future, which resulted in an increase in net income each year.

Debt Instruments

The Company valued debt discounts for Common Stock Warrants granted in consideration for Notes Payable using the Black-Scholes valuation method. Non-cash interest expense is recorded for the amortization of the debt discount over the term of the debt.

Impairment of Long-Lived Assets

Equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Legal Provisions

The Company is periodically involved in legal proceedings arising from contracts, patents or other matters in the normal course of business. The Company reserves for any material estimated losses if the outcome is reasonably certain, in accordance with the provisions of SFAS No. 5 "Accounting for Contingencies".

Cash and Cash Equivalents

The Company's investment policy, as approved by the Board of Directors, is designed to provide preservation of capital, adequate liquidity to meet projected cash requirements, optimum yields in relationship to risk, market conditions and tax considerations and minimum risk of principal loss through diversified short and medium term investments. Eligible investments include direct obligations of the U.S. Treasury, obligations issued or guaranteed by the U.S. government, certain time deposits, certificates of deposits issued by commercial banks, money market mutual funds, asset-backed securities and municipal bonds. The Company's current investments include funds with terms not exceeding ninety days.

Deferred Tax Assets

The tax effect of the temporary differences between the book and tax bases of our assets and liabilities and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities on the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in our tax provision in the statement of operations. During fiscal 2006 and 2005, the Company reviewed and revised its estimated deferred tax valuation allowance which resulted in a credit to income based on updated projections of profit in the near future.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

On April 14, 2005, the FASB issued Statement No. 123(R), Share-Based Payment, which generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. This standard is effective for public companies that are small business issuers for fiscal years beginning after December 15, 2005. We expect to adopt this new standard at the beginning of our fiscal year ending July 31, 2007 using the modified prospective method.

Revenues

Management reviews the Company's revenue in the aggregate, by geography and by product category within region. The Company's strategic focus is electronic catalog and dealer marketing services in the Equipment Industry, which represented approximately 94% of the Company's total revenue in fiscal 2006.

The following tables set forth, for the periods indicated, certain revenue information derived from the Company's financial statements:

Revenue by Location and Service
(In Thousands)

	Year ended July 31 2006	Year ended July 31 2005	Percent Change
North American			
Catalog subscriptions	$ 10,176	$ 9,952	2%
Catalog professional services	1,514	1,428	6%
Dealer marketing services	485	258	88%
Dealer & distributor communications	882	1,065	-17%
Subtotal	13,057	12,703	3%
Rest of the World			
Catalog subscriptions	788	900	-12%
Catalog professional services	157	58	171%
Subtotal	945	958	-1%
Total Revenue			
Catalog subscriptions	10,964	10,852	1%
Catalog professional services	1,671	1,486	12%
Dealer marketing services	485	258	88%
Dealer & distributor communications	882	1,065	-17%
Total	$ 14,002	$ 13,661	2%

North America

Catalog Subscriptions

North American catalog subscription revenues are derived from software license fees, license renewal fees, software maintenance and support fees, catalog subscription fees, and other miscellaneous subscription fees charged to dealers, distributors and manufacturers for the use of the Company's catalog products in the United States and Canada. Catalog *subscription* revenues increased in fiscal 2006, compared to the same period last year, primarily due to increased subscriptions from the Company's web-based catalog products. Catalog subscription renewals from the Company's North American customers were approximately 87% for fiscal 2006. Management expects revenues from catalog subscriptions in North America to continue to increase slightly in fiscal 2007, compared to the prior year, primarily due to new subscriptions to the Company's web-based products.

Catalog Professional Services

Revenues from North American catalog professional services are derived from software customization labor, data conversion labor, data conversion replication fees, travel and shipping fees primarily charged to manufacturers and distributors in the United States and Canada. Revenues from catalog professional services in North America increased in fiscal 2006, compared to the same period last year, primarily due to labor charged for the deployment of new web-based manufacturer databases. Management expects revenues from catalog professional services in North America to increase in fiscal

2007, compared to the prior year, as the Company adds new manufacturer titles.

Dealer Marketing Services (DMS)

Revenues from the Company's North American dealer marketing services are derived from start-up and subscription fees charged to dealers for Website Smart™ and set-up and postage fees for ARI MailSmart™ in the United States and Canada. Revenues from dealer marketing services in North America increased in fiscal 2006, compared to the same period last year, primarily due to upgrades to Website Smart™ and additional MailSmart™ sales to existing DMS customers, as well as sales of Website Smart™ and MailSmart™ to new customers. Management expects revenues from dealer marketing services in North America to increase in fiscal 2007, compared to the prior year, as the Company continues to focus its resources in this market.

Dealer and Distributor Communications

Revenues from dealer and distributor communications are derived from license renewal fees, software maintenance, customization labor and other communication fees charged for dealers and distributors to communicate with manufacturers in the manufactured equipment industry and the agricultural inputs industry. Dealer and distributor communication revenues decreased in 2006, compared to the same period last year, primarily due to a decline in the base of customers as the Company focused the business primarily on its catalog and dealer marketing services products. Management expects revenues from dealer and distributor communication products will be a declining percentage of total revenue in fiscal 2007, compared to the prior year.

Rest of the World

Catalog Subscriptions

Catalog subscription revenues from the rest of the world are derived from software license fees, license renewal fees, software maintenance and support fees, catalog subscription fees, and other miscellaneous subscription fees charged to dealers, distributors and manufacturers outside of North America for the use of the Company's catalog products. Catalog subscription revenues for the rest of the world decreased in 2006, compared to the same period last year, primarily due to a decline in subscriptions purchased directly by manufacturers, partially offset by an increase in subscriptions purchased directly by dealers as the Company changed its operations to a dealer-centric model in the Netherlands. The total number of subscriptions decreased due to the challenges of adding new dealer customers in Europe who are not accustomed to paying the Company for the subscription and the fact that the manufacturers purchased in bulk more subscriptions than they actually deployed. Management expects revenues from catalog subscriptions in the rest of the world to increase in the second half of fiscal 2007 as the operations in the Netherlands continues to grow and new manufacturer titles are added.

Catalog Professional Services

Revenues from the Company's rest of the world catalog professional services are derived from software customization labor, data conversion labor, data conversion replication fees, travel and shipping fees primarily charged to manufacturers that do not reside in North America. Revenues from catalog professional services in the rest of the world increased in fiscal 2006, compared to the same period last year, primarily due to labor charged for updates to existing manufacturer databases. Management expects revenues from professional services in the rest of the world to increase in fiscal 2007, compared to the prior year, as new manufacturer databases are added.

Cost of Products and Services Sold

The following table sets forth, for the periods indicated, certain revenue and cost of products and services sold information derived from the Company's financial statements.

Cost of Products and Services Sold as a Percent of Revenue by Revenue Type
(In thousands)

	Year ended July 31		
	2006	2005	Percent Change
Catalog subscriptions			
Revenue	$ 10,964	$ 10,852	1%
Cost of revenue	1,090	1,037	5%
Cost of revenue as a percent of revenue	10%	10%	
Catalog professional services			
Revenue	1,671	1,486	12%
Cost of revenue	543	599	(9%)
Cost of revenue as a percent of revenue	32%	40%	
Dealer marketing services			
Revenue	485	258	88%
Cost of revenue	236	112	111%
Cost of revenue as a percent of revenue	49%	43%	
Dealer and distributor communications			
Revenue	882	1,065	(17%)
Cost of revenue	132	210	(37%)
Cost of revenue as a percent of revenue	15%	20%	
Total			
Revenue	$ 14,002	$ 13,661	2%
Cost of revenue	2,001	1,958	2%
Cost of revenue as a percent of revenue	14%	14%	

Cost of catalog subscriptions consists primarily of reseller fees, software amortization costs, catalog replication and distribution costs. Cost of catalog subscriptions as a percentage of revenue remained relatively the same in fiscal 2006, compared to the same period last year. Management expects gross margins, as a percent of revenue from catalog subscriptions, to vary slightly from quarter to quarter due to the timing of data shipments and variations in the recognition of revenue which does not directly correlate to software amortization expense, which is generally on a straight-line basis.

Cost of catalog professional services consists of customization and catalog production labor. Cost of professional services as a percentage of revenue decreased in fiscal 2006, compared to the same period last year, primarily due to an increase in billable customizations, which have a higher margin. Management expects cost of catalog professional services to fluctuate from quarter to quarter depending on the mix of services sold, the portion of customizations which are billable and on the Company's performance towards the contracted amount for customization projects.

Cost of dealer marketing services consists primarily of website setup labor, software amortization costs, postcards and distribution costs. Cost of dealer marketing services as a percentage of revenue increased for fiscal 2006, compared to the same period last year primarily due to an increase in MailSmart™ revenue, which has a lower margin than other dealer marketing services. Management expects gross margins, as a percent of revenue from dealer marketing services, to fluctuate from quarter to quarter depending on the mix of products and services sold.

Cost of dealer and distributor communications revenue consists primarily of telecommunication costs, royalties and software customization labor. Cost of dealer and distributor communications as a percentage of revenue decreased for the fiscal year ended July 31, 2006, compared to the same period last year, primarily due to a decrease in telecommunication costs. Management expects gross margins, as a percent of revenue from dealer and distributor communications, to remain relatively the same as the previous year in fiscal 2007.

Operating Expenses

The following table sets forth, for the periods indicated, certain operating expense information derived from the Company's financial statements:

Operating Expenses (In thousands)			
	Year Ended July 31		
	2006	2005	Percent Change
Customer operations and support	1,141	1,030	11%
Selling, general and administrative	7,185	7,141	1%
Software development and technical support	1,224	1,123	9%
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	382	263	45%
Net operating expenses	$ 9,932	$ 9,557	4%

Net operating expenses increased in fiscal 2006, compared to the prior year, primarily due to increased selling and administrative expenses related to dealer marketing services and the operation in the Netherlands, which was mostly offset by the settlement of a vendor contract for less than the amount which was accrued.

Customer operations and support consists primarily of server room operations, software maintenance agreements for the Company's core network and customer support costs. Customer operations and support costs increased in fiscal 2006, compared to the prior year, primarily due to the addition of a manager in the Virginia location. Management expects customer operations and support costs to remain at relatively the same level in fiscal 2007.

Selling, general and administrative expenses ("SG&A") increased in fiscal 2006 as the Company invested in new sales and marketing initiatives in both the North American and non-North American catalog industries beginning in the latter half of fiscal 2005 and continuing in fiscal 2006. SG&A, as a percentage of revenue, was 51% in fiscal 2006 compared to 52% in fiscal 2005. Management expects SG&A decrease slightly as a percentage of revenues in fiscal 2007, even as the Company continues to invest in and grow its sales and marketing initiatives.

The Company's technical staff (in-house and contracted) is allocated between software development and technical support and software customization services for customer applications. Therefore, management expects fluctuations between software customization services and development expenses from quarter to quarter, as the mix of development and customization activities will change based on customer requirements and amount of software development that is capitalized. During fiscal 2006 and 2005, our technical resources were primarily focused on new dealer marketing service products, a major release of the Company's catalog product and on-going catalog updates. We expect our technical resources to continue to focus on development of catalog software, our new dealer marketing services products, software customization and catalog data updates in fiscal 2007, although the mix may fluctuate quarter to quarter based on customer requirements. We expect software development expenses to increase slightly during fiscal 2007, as the Company continues to invest in its catalog and dealer marketing service products.

Depreciation and amortization expenses increased in fiscal 2006, compared to the prior year, primarily due to the replacement of older, fully amortized computer equipment. Management expects depreciation and amortization expenses to increase slightly in fiscal 2007 as the Company invests in additional computer software and equipment to run its business.

Other Items

Interest expense includes both cash and non-cash interest. Interest paid decreased slightly in fiscal 2006, compared to the prior year, due to the reduction in debt principal as the Company pays off its notes, offset in part by an increase in the prime rate of interest. In addition, excess debt principal, debt discount and deferred financing costs were amortized to offset interest expense by approximately $53,000 in fiscal 2006 and $39,000 in fiscal 2005. In the absence of a major acquisition that is financed in whole or in part with additional debt, management expects interest expense to decrease in fiscal 2007, as the Company continues to pay down its debt, although these amounts are also dependent on fluctuations in the prime rate of interest. See "Liquidity and Capital Resources".

The Company had net income of $3,210,000 in fiscal 2006, an increase of $395,000 over the prior year, primarily due to increased gross margins and the income from the recognition of deferred tax assets. Management expects operating income to increase slightly in fiscal 2007, as the Company continues to invest in and grow its sales and marketing initiatives.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain cash flow information derived from the Company's financial statements:

Cash Flow Information
(In thousands)

	Year ended July 31 2006	Year ended July 31 2005	Percent Change
Net income	$ 3,210	$ 2,815	14%
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization of software products	648	570	14%
Amortization of debt discount and other	(53)	(39)	(36%)
Depreciation and other amortization	382	263	45%
Deferred income taxes	(1,229)	(865)	(42%)
Stock issued to 401(k) plan	21	37	(43%)
Net change in working capital	(604)	(62)	(874%)
Net cash provided by operating activities	2,375	2,719	(13%)
Net cash used in investing activities	(1,299)	(1,503)	14%
Net cash used in financing activities	(1,143)	(922)	(24%)
Net change in cash	$ (67)	$ 294	(123%)

Net cash provided by operating activities decreased in fiscal 2006, compared to the prior year, primarily due to the timing of payments of short term liabilities included in net change in working capital.

Net cash used in investing activities decreased in fiscal 2006, compared to the prior year, primarily due to the acquisition of software purchased from a third party in the first quarter of fiscal 2005 that was incorporated into a new ARI product (WarrantySmart™).

Net cash used in financing activities increased in fiscal 2006, compared to the prior year, due to an increase in the amount of debt principal paid per the terms of the notes.

At July 31, 2006, the Company had cash and cash equivalents of approximately $3,584,000 compared to approximately $3,651,000 at July 31, 2005.

The following table sets forth, for the periods indicated, certain information related to the Company's debt derived from the Company's audited financial statements.

Debt Schedule
(In thousands)

	July 31 2006	July 31 2005	Net Change
Note payable to WITECH:			
Current portion of note payable	200	200	-
Long term portion of note payable	50	250	(250)
Total note payable to WITECH	250	450	(250)
Notes payable to New Holders:			
Current portion of notes payable	1,200	1,000	200
Long term portion of notes payable	500	1,700	(1,200)
Total face value of notes payable to New Holders	1,700	2,700	(1,000)
Carrying value in excess of face value of notes payable	42	105	(63)
Debt discount (common stock warrants and options)	(12)	(18)	6
Total carrying value of notes payable to New Holders	1,730	2,787	(1,057)
Total Debt	$ 1,980	$ 3,237	$ (1,257)

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding debt and securities, the Company issued to a group of investors, in aggregate, $500,000 in cash, unsecured notes in the amount of $3.9 million and warrants for 250,000 common shares, exercisable at $1.00 per share. The interest rate on the notes is prime plus 2% (effective rate of 10.25% as of July 31, 2006). The notes (in aggregate) are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full. The notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the note holders, has the right to appoint one designee to the Company's Board of Directors. The warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

On August 8, 2003, the Company repurchased from WITECH Corporation 1,025,308 shares of Common Stock, a warrant to purchase 30,000 shares of Common Stock at $.24 per share, and 20,350 shares of Series A Preferred Stock with an approximate face value plus accrued and undeclared dividends of $3.5 million. The Company paid $200,000 in cash and issued a four-year note for $800,000, payable quarterly and bearing interest at prime plus 2% (effective rate of 10.25% as of July 31, 2006). The note does not contain any financial covenants.

The Company has a line of credit with JP Morgan Chase Bank in an amount not to exceed $1,000,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of the book value of eligible accounts receivable which are less than 90 days from the invoice date, plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%), less $75,000. The line of credit expires July 9, 2007. The line of credit limits repurchases of common stock, the payment of dividends, liens on assets and new indebtedness, and requires the Company to meet minimum net worth and debt service coverage financial covenants. There were no outstanding borrowings on this credit facility as of July 31, 2006.

Management believes that available cash and funds generated from operations will be adequate to fund the Company's operations, investments and debt payments for the foreseeable future, although additional financing may be necessary if the Company were to make a large investment in its business or to complete a large acquisition other than for equity and seller-financed debt.

Forward Looking Statements

Certain statements contained in this Form 10-KSB are forward looking statements including revenue growth, future cash flows and cash generation and sources of liquidity. Expressions such as "believes," "anticipates," "expects," and similar expressions are intended to identify such forward looking statements. Several important factors can cause actual results to materially differ from those stated or implied in the forward looking statements. Such factors include, but are not limited to the factors listed on exhibit 99.1 of the Company's annual report on Form 10-KSB for the year ended July 31, 2006, which is incorporated herein by reference.

Quarterly Financial Data

The following table sets forth the unaudited operations data for each of the eight quarterly periods ended July 31, 2006, prepared on a basis consistent with the audited financial statements, reflecting all normal recurring adjustments that are considered necessary. The quarterly information is as follows (in thousands, except per share data):

Quarterly Financial Data :
(Unaudited)

	1st		2nd		3rd		4th	
	2006	2005	2006	2005	2006	2005	2006	2005
Net revenues	$ 3,491	$ 3,275	$ 3,522	$ 3,304	$ 3,553	$ 3,459	$ 3,436	$ 3,623
Gross margin	3,041	2,846	3,067	2,878	3,039	2,986	2,854	2,993
Net income (loss)	498	494	524	455	1,465	495	723	1,371
Basic EPS	$0.08	$0.08	$0.09	$0.08	$0.24	$0.08	$0.11	$0.23
Diluted EPS	$0.07	$0.08	$0.08	$0.07	$0.22	$0.08	$0.11	$0.20

Off-Balance Sheet Arrangements

ARI has no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7. *Consolidated Financial Statements*

ARI's Consolidated Financial Statements and related notes for the fiscal years ended July 31, 2006 and 2005 together with the report thereon of ARI's independent auditor, Wipfli LLP, are attached hereto as Exhibit A-1.

Item 8. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 8A. *Controls and Procedures.*

ARI maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in the reports filed by it under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. ARI carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, ARI's Chief Executive Officer and its Chief Financial Officer concluded that ARI's disclosure controls and procedures are effective as of July 31, 2006.

There have been no changes in ARI's internal control over financial reporting identified in connection with the evaluation discussed above that occurred during the quarter and year ended July 31, 2006 that have materially affected, or are reasonably likely to materially affect, ARI's internal control over financial reporting.

Item 8B. *Other Information*

None.

PART III

Item 9. *Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act*

Information regarding the directors of ARI, the Company's Code of Ethics and compliance with Section 16(a) of the Exchange Act is included in ARI's definitive 2006 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics." Information with respect to ARI's executive officers is shown at the end of Part I of this Form 10-KSB.

Item 10. *Executive Compensation*

Information regarding Executive Compensation, Employment Agreements, Compensation of Directors, Employee Stock Options and other compensation plans is included in ARI's definitive 2006 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Executive Compensation" and "Election of Directors".

Item 11. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding beneficial ownership of ARI's common stock and common stock authorized for issuance under equity compensation plans is included in ARI's definitive 2006 Annual Meeting Proxy Statement and is incorporated herein by reference. See "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information".

Item 12. *Certain Relationships and Related Transactions*

Information related to Certain Relationships and Related Transactions is included in ARI's definitive 2006 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Certain Transactions".

Item 13. Exhibits:

Exhibit Number	Description
3.1	Articles of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.
3.2	Articles of Amendment of the Company, incorporated herein by reference to Exhibit 3.2 of Form 8-K filed on August 18, 2003.
3.3	By-laws of the Company incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-l (Reg. No. 33-43148).
4.1	Form of Promissory Note of the Company (issued under Exchange Agreement listed as Exhibit 10.4), incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
4.2	Promissory Note dated August 7, 2003 payable to WITECH Corporation, incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on August 8, 2003.
4.3	The Company agrees to furnish to the Commission upon request copies of any agreements with respect to long term debt not exceeding 10% of the Company's consolidated assets.
10.1*	1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.2*	1993 Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.3*	2000 Stock Option Plan, incorporated herein by reference to Exhibit (d)(1) of the Company's Schedule TO filed on October 22, 2003.
10.4	Exchange Agreement dated April 24, 2003 between ARI Network Services, Inc., ARI Network Services Partners, LP, Dolphin Offshore Partners, LP and SDS Merchant Fund, LP, including form of Common Stock Purchase Warrant (Exhibit B), incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
10.5	Rights Agreement dated as of August 7, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on August 18, 2003.
10.6*	Form of Change of Control Agreement between the Company and each of Brian E. Dearing, John C. Bray, Frederic G. Tillman, Timothy Sherlock and Roy W. Olivier, incorporated herein by reference to Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.7*	Summary of Executive Bonus Arrangements (Fiscal 2006), incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.8*	Summary of Executive Bonus Arrangements (Fiscal 2007).
10.9*	Summary of Non-employee Director Compensation, incorporated herein by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.10	Letter agreement dated June 25, 2003 between the Company and Ascent Partners, Inc. incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended January 31, 2004.
10.11	Credit Agreement dated July 9, 2004 between the Company and Bank One, NA, incorporated by reference to exhibit 10.14 of the Company's Form 10-KSB for the year ended July 31,2004.
10.12	Amendment to Credit Agreement dated February 15, 2005, between the Company

	and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA. , incorporated herein by reference to Exhibit 10.14 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.13	Continuing Security Agreement dated July 9, 2004, between the Company and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA., incorporated by reference to Exhibit 10.15 of the Company's Form 10-KSB for the year ended July 31, 2004.
10.14	Line of credit note dated July 9, 2004 by the Company for $500,000, incorporated by reference to exhibit 10.16 of the Company's Form 10-KSB for the year ended July 31, 2005.
10.15	Note Modification Agreement dated February 15, 2005 to the Line of Credit Note dated July 9, 2004 by the Company for $500,000, incorporated herein by reference to Exhibit 10.17 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.16	Note Modification Agreement dated April 25, 2006 to the Line of Credit Note dated July 9, 2004 by the Company for $500,000.
10.17	Consulting Agreement dated January 3, 2005 between the Company and Ascent Partners, Inc., incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 4, 2005.
10.18	First Amendment to Rights Agreement dated November 10, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 10.1 of Form 8-K filed on November 14, 2005.
10.19	Severance Agreement dated January 9, 2006 between the Company and Mr. Michael McGurk, incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 18, 2006.
10.20	Separation Agreement dated August 1, 2006 between the Company and Mr. Jeffrey B. Horn, incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 7, 2006.
21.1	Subsidiaries of the Company.
23.1	Consent of Wipfli LLP.
24.1	Powers of Attorney appear on the signature page hereof.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
99.1	Forward-Looking Statements Disclosure.

* Management Contract or Compensatory Plan.

Item 14. *Principal Accountant Fees and Services*

Information related to Principal Accountant Fees and Services is included in ARI's definitive 2006 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Auditor's Fees."

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of October 2006.

ARI NETWORK SERVICES, INC.
By: /s/ Brian E. Dearing
Brian E. Dearing,
Chairman, President & CEO

/s/ Timothy Sherlock
Timothy Sherlock,
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Dearing and Timothy Sherlock, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian E. Dearing Brian E. Dearing	Chairman, President, CEO & Director (Principal Executive Officer)	October 30, 2006
/s/Timothy Sherlock Timothy Sherlock	Chief Financial Officer, Secretary, Treasurer & VP of Finance and Operations (Principal Financial and Accounting Officer)	October 30, 2006
/s/ Gordon J. Bridge Gordon J. Bridge	Director	October 30, 2006
/s/ Ted C. Feierstein Ted C. Feierstein	Director	October 30, 2006
/s/ William C. Mortimore William C. Mortimore	Director	October 30, 2006
/s/ Richard W. Weening Richard W. Weening	Director	October 30, 2006

Report of Wipfli LLP,
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ARI Network Services, Inc.

We have audited the accompanying consolidated balance sheets of ARI Network Services, Inc. (the Company) as of July 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP
Milwaukee, Wisconsin
October 18, 2006

Consolidated Financial Statements

ARI Network Services, Inc.
Years ended July 31, 2006 and 2005

ARI

ARI Network Services, Inc.
Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	July 31	
	2006	2005
Assets		
Current assets:		
Cash	$ 3,584	$ 3,651
Trade receivables, less allowance for doubtful accounts of $103 in 2006 and $71 in 2005	885	868
Work in process	163	155
Prepaid expenses and other	254	203
Deferred income taxes	675	160
Total current assets	5,561	5,037
Equipment and leasehold improvements:		
Computer equipment	5,084	4,813
Leasehold improvements	116	73
Furniture and equipment	2,057	1,702
	7,257	6,588
Less accumulated depreciation and amortization	6,275	5,893
Net equipment and leasehold improvements	982	695
Deferred income taxes	1,419	705
Other assets	6	10
Capitalized software product costs:		
Amounts capitalized for software product costs	11,557	10,927
Less accumulated amortization	10,089	9,441
Net capitalized software product costs	1,468	1,486
Total assets	$ 9,436	$ 7,933

	July 31	
	2006	2005
Liabilities and shareholders' equity (deficit)		
Current liabilities:		
Current portion of notes payable *(Note 3)*	$ 1,400	$ 1,200
Accounts payable	500	323
Deferred revenue	5,616	5,441
Accrued payroll and related liabilities	1,006	1,134
Accrued sales, use and income taxes	38	74
Accrued vendor specific liabilities	104	530
Other accrued liabilities	254	242
Current portion of capital lease obligations	-	4
Total current liabilities	8,918	8,948
Non-current liabilities:		
Notes payable (net of discount)	580	2,037
Long-term portion of accrued bonus	202	461
Other long-term liabilities	48	96
Capital lease obligations	-	-
Total non-current liabilities	830	2,594
Commitments and contingencies *(Notes 4 and 5)*		
Total liabilities	9,748	11,542
Shareholders' equity (deficit):		
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding in 2006 and 2005, respectively	-	-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 6,202,529 and 6,064,534 shares issued and outstanding in 2006 and 2005, respectively	6	6
Common stock warrants	36	36
Additional paid-in capital	93,838	93,751
Accumulated deficit	(94,192)	(97,402)
Total shareholders' deficit	(312)	(3,609)
Total liabilities and shareholders' deficit	$ 9,436	$ 7,933

See accompanying notes

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ARI Network Services, Inc.
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	Year ended July 31	
	2006	2005
Net revenues:		
Subscriptions, support and other services fees	$ 10,320	$ 9,913
Software licenses and renewals	2,036	2,248
Professional services	1,646	1,500
Total net revenues	14,002	13,661
Cost of products and services sold:		
Subscriptions, support and other services fees	990	877
Software licenses and renewals	681	626
Professional services	330	455
Total cost of products and services sold	2,001	1,958
Gross Margin	12,001	11,703
Operating expenses:		
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	382	263
Customer operations and support	1,141	1,030
Selling, general and administrative	7,185	7,141
Software development and technical support	1,224	1,123
Net operating expenses	9,932	9,557
Operating income	2,069	2,146
Other income (expense):		
Interest expense	(191)	(199)
Other, net	132	15
Total other expense	(59)	(184)
Income before provision for income taxes	2,010	1,962
Income tax benefit (expense)	1,200	853
Net income	$ 3,210	$ 2,815
Basic and diluted net income per common share:		
Basic	$ 0.52	$ 0.47
Diluted	$ 0.49	$ 0.42

See accompanying notes

ARI

ARI Network Services, Inc.
Consolidated Statements of Shareholders' Equity (Deficit)
(Dollars in Thousands)

	Number of Shares Issued and Outstanding	
	Preferred Stock	Common Stock
Balance July 31, 2004	–	5,923,034
Issuance of common stock under stock purchase plan	–	28,181
Issuance of common stock as contribution to 401(k) plan	–	25,563
Issuance of common stock from exercise of stock options	–	87,756
Tax benefit of stock options exercised	–	–
Net income	–	–
Balance July 31, 2005	–	6,064,534
Issuance of common stock under stock purchase plan	–	7,763
Issuance of common stock as contribution to 401(k) plan	–	8,800
Issuance of common stock from exercise of stock options	–	121,432
Tax benefit of stock options exercised	–	–
Net income	–	–
Balance July 31, 2006	–	6,202,529

See accompanying notes

Par Value				
Preferred Stock	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Accumulated Deficit
$ –	$ 5	$ 36	$ 93,625	$ (100,217)
–	–	–	39	–
–	–	–	37	–
–	1	–	47	–
–	–	–	3	–
–	–	–	–	2,815
–	6	36	93,751	(97,402)
–	–	–	15	–
–	–	–	21	–
–	–	–	46	–
–	–	–	5	–
–	–	–	–	3,210
$ –	$ 6	$ 36	$ 93,838	$ (94,192)

ARI Network Services, Inc
Consolidated Statements of Cash Flows
(In Thousands)

	Year ended July 31 2006	2005
Operating activities		
Net income	$ 3,210	$ 2,815
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of software products	648	570
Amortization of deferred financing costs, debt discount and excess carrying value over face amount of notes payable	(53)	(39)
Depreciation and other amortization	382	263
Deferred income taxes	(1,229)	(865)
Stock issued as contribution to 401(k) plan	21	37
Net change in receivables, prepaid expenses and other current assets	(72)	60
Net change in accounts payable, deferred revenue, accrued liabilities and long term liabilities	(532)	(122)
Net cash provided by operating activities	2,375	2,719
Investing activities		
Purchase of equipment, software and leasehold improvements	(669)	(417)
Software product costs capitalized	(630)	(1,086)
Net cash used in investing activities	(1,299)	(1,503)
Financing activities		
Payments under notes payable	(1,200)	(1,000)
Payments of capital lease obligations	(4)	(9)
Proceeds from issuance of common stock	61	87
Net cash used in financing activities	(1,143)	(922)
Net change in cash	(67)	294
Cash at beginning of period	3,651	3,357
Cash at end of period	$ 3,584	$ 3,651
Cash paid for interest	$ 246	$ 264
Cash paid for income taxes	$ 3	$ 68
Noncash investing and financing activities		
Redemption of common stock in connection with the exercise of stock options	$ 54	$ –
Tax benefit of stock options exercised	5	3

See accompanying notes

ARI Network Services, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business

ARI Network Services, Inc. (the Company) operates in one business segment and provides technology-enabled business solutions that connect manufacturers in selected industries with their service and distribution networks. Segmented operating information is not provided to the chief operating decision maker of the Company. The Company focuses on the North American and European manufactured equipment industry. The Company provides electronic catalog, dealer marketing services and eCommerce services, enabling partners in a service and distribution network to electronically look up parts, service bulletins and other technical reference information, to market to their customers and prospects and to exchange electronic business documents such as purchase orders, invoices, warranty claims and status inquiries. The Company's customers are located primarily in the United States, Europe, Canada and Australia. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the U.S. dollar are included in the results of operations as incurred. Transaction gains and losses were insignificant in each of the periods reported.

Principles of Consolidation

The financial statements include the accounts of ARI Network Services, Inc. and its wholly owned subsidiary, ARI Europe B.V. All intercompany transactions and balances have been eliminated.

The functional currency of the Company's subsidiary in the Netherlands is the Euro; accordingly, monetary assets and liabilities are translated into United States dollars at the rate of exchange existing at the end of the period, and non-monetary assets and liabilities are translated into United States dollars at historical exchange rates. Income and expense amounts, except for those related to assets translated at historical rates, are translated at the average exchange rates during the period. Adjustments resulting from the re-measurement of the financial statements into the functional currency are charged or credited to income.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company's investment policy, as approved by the Board of Directors, is designed to provide preservation of capital, adequate liquidity to meet projected cash requirements, optimum yields in relationship to risk, market conditions and tax considerations and minimum risk of principal loss through diversified short and medium term investments. Eligible investments include direct obligations of the U.S. Treasury, obligations issued or guaranteed by the U.S. government, certain time deposits, certificates of deposits issued by commercial banks, money market mutual funds, asset backed securities and municipal bonds. The Company's current investments include commercial paper and money market mutual funds with terms not exceeding ninety days.

Trade Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due on normal trade terms, most of which require payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 60 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The allowance for potential credit losses is reflected as an offset to trade receivables in the accompanying balance sheets.

Work in Process

Work in process consists of billable professional services performed by the Company, for which revenue was recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred, which have not been invoiced as of the end of the reporting period.

Revenue Recognition

Revenue for use of the network and for information services is recognized on a straight-line basis in the period such services are utilized.

Revenue from annual or periodic maintenance fees is recognized ratably over the period the maintenance is provided. Revenue from catalog subscriptions is recognized on a straight-line basis over the subscription term.

Revenue from software licenses in multiple element arrangements is recognized ratably over the contractual term of the arrangement. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable and evaluates other arrangements with payment terms longer than normal to determine whether the arrangement is fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Types of services that are considered essential include customizing complex features and functionality in the products' base software code or developing complex interfaces within a customer's environment. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined.

Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any uncertainty regarding the ability and intent of the reseller to sell such software independent of their payment to the Company.

Amounts invoiced to customers prior to recognition as revenue as discussed above are reflected in the accompanying balance sheets as deferred revenue.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company considers capitalization and amortization of software product costs, and accruals for anticipated losses on projects, sales tax liabilities, and various contract arrangements, and deferred tax valuation allowances to be significant estimates that are subject to change in the near term.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation and amortization have been provided over the estimated useful lives of the assets as follows:

	Years
Computer equipment	3-5
Leasehold improvements	7
Furniture and equipment	3-5

Leasehold improvements are amortized over the useful lives of the assets or the term of the related lease agreement, whichever is shorter.

Capitalized Software Product Costs

Certain software development costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is the greater of the amount computed using: (a) the ratio that current gross revenues for the network or a software product bear to the total of current and anticipated future gross revenues for the network or a software product, or (b) the straight-line method over the estimated economic life of the product which currently runs from three to five years. Amortization starts when the product is available for general release to customers.

All other software development and support expenditures are charged to expense in the period incurred.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Such analyses necessarily involve judgment. The Company evaluated the ongoing value of its long-lived assets as of July 31, 2006 and 2005. The Company incurred $13,000 of impairment charges related to its ServiceSmart™ product during Fiscal 2006 and no impairment charges in Fiscal 2005.

Deferred Financing Costs

Costs incurred to obtain long-term financing are included in other assets and are amortized over the term of the related debt.

Capitalized Interest Costs

In 2006 and 2005, interest costs of $10,000 and $11,000, respectively, were capitalized and included in the capitalized software product costs.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net revenue. Costs incurred for shipping and handling are reported in cost of products and services sold.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of potential future changes in tax laws or rates are not anticipated. If it is more likely than not that full realization of deferred income tax benefits is not expected, a deferred tax valuation allowance is recorded.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

Had the Company accounted for its stock option plans based upon the fair value at the grant date for options granted under the plan based on the provisions of SFAS No. 123(R), the Company's net income and net income per share would have been affected as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods):

		(Dollars in thousands, except per share data) Year ended July 31	
		2006	2005
Net income, as reported		$3,210	$2,815
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(254)	(296)
Pro forma net income		$2,956	$2,519
Net income per share:			
As reported:	Basic	$ 0.52	$ 0.47
	Diluted	$ 0.49	$ 0.42
Pro forma:	Basic	$ 0.48	$ 0.42
	Diluted	$ 0.45	$ 0.38

The weighted-average fair value of the options granted in 2006 and 2005 was $2.21 and $1.66, respectively.

Pro forma information regarding net income and net income per share is required by SFAS No. 123(R), and has been determined as if the Company had accounted for its employee stock options using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.875%, dividend yield of 0%; expected common stock market price volatility factors ranging from 1.1 to 1.2 and an expected life of the options of ten years.

Comprehensive Income (Loss)

Net income for 2006 and 2005 is the same as comprehensive income (loss) defined pursuant to SFAS No. 130, "Reporting Comprehensive Income" due to the fact that the effect of foreign currency translation gain or loss is an immaterial amount each year.

Net income Per Common Share

The numerator for the calculation of basic and diluted earnings per share is net income in each year. The following table sets forth the computation of basic and diluted weighted-average shares used in the per share calculations:

	(shares in thousands) 2006	2005
Denominator for basic net income per share- weighted-average shares outstanding	6,130	5,992
Effect of dilutive options	380	661
Denominator for diluted net income per share	6,510	6,653
Options that could potentially dilute net income per share in the future that are not included in the computation of diluted net income per share, as their impact is anti-dilutive	165	12

Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

- Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

- Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123(R) either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after December 15, 2005. We expect to adopt this new standard on August 1, 2006, using the modified prospective method.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from cash flow as it would have been reported under prior accounting rules.

As permitted by Statement 123(R), we currently account for share-based payments to employees using Opinion 25's intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)'s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Stock-Based Compensation, above, for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123(R).

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company is currently evaluating the impact of FIN 48 on its Consolidated Financial Statements.

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

2. Intangible Assets

The estimated aggregate amortization expense for each of the five succeeding fiscal years related to intangible assets (capitalized software product costs and other costs) subject to amortization expense consist of the following at July 31, 2006 (in thousands):

Year Ending July 31	
2007	$ 655
2008	497
2009	262
2010	59
2011	0
TOTAL	$ 1,474

3. Notes Payable

Notes payable consist of the following at July 31 (in thousands):

	2006	2005
Notes Payable	$ 1,950	$ 3,150
Less debt discount	(6)	(18)
Plus carrying value in excess of the face amount of the notes payable	36	105
	1,980	3,237
Less current maturities	1,400	1,200
	$ 580	$ 2,037

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding securities, the Company issued to a group of investors (the "New Holders"), in aggregate, $500,000 in cash, new unsecured notes in the amount of $3.9 million (the "New Notes") and new warrants for 250,000 common shares, exercisable at $1.00 per share (the "New Warrants"). The interest rate on the New Notes is prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2006). The New Notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full.

The New Notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The New Warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," the exchange of the previously outstanding securities for $500,000 in cash, the New Notes and the New Warrants was accounted for as a troubled debt restructuring and no gain was recorded. Instead, the liability in excess of the future cash flows to the New Holders, which was originally valued at approximately $322,000, remains on the balance sheet as a long term debt and is being amortized as a reduction of interest expense over the life of the New Notes.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of series A Preferred Stock for $200,000 at closing and an $800,000 promissory note which is payable in $50,000 quarterly installments through September 30, 2007, at the prime interest rate plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2006).

Principal payments due on notes payable are as follows:

Year Ending July 31	
2007	$1,400,000
2008	550,000
TOTAL	$1,950,000

4. Capital and Operating Leases

The Company leases office space and certain office equipment under operating lease arrangements expiring through 2011. The Company is generally liable for its share of increases in the landlord's direct operating expenses and real estate taxes related to the office space leases. Total rental expense for the operating leases was $546,000 in 2006 and $612,000 in 2005.

Rent expense for the Company's offices in Wisconsin and Colorado is recognized on a straight-line basis over the lease terms, which differ from the pattern of payments required by the leases. Other long-term liabilities at July 31, 2006 and 2005 include $48,000 and $54,000, respectively, of deferred rent.

Minimum lease payments under remaining operating leases are as follows (in thousands):

Fiscal year ending	Operating Leases
2007	$ 465
2008	456
2009	460
2010	121
2011	57
Thereafter	-
Total minimum lease payments	$1,559

5. Line of Credit

The Company has a line of credit with JP Morgan Chase Bank in an amount not to exceed $1,000,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of the book value of eligible accounts receivable which are less than 90 days from the invoice date, plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%), less $75,000. The line of credit agreement contains certain financial and non-financial covenants with which the Company is required to comply. There were no outstanding borrowings on this credit facility as of July 31, 2006. The line of credit expires July 9, 2007.

6. Shareholders' Equity

Shareholder Rights Plan

On August 7, 2003, the Company adopted a Shareholder Rights Plan designed to protect the interests of common shareholders from an inadequate or unfair takeover, but not affect a takeover proposal which the Board of Directors believes is fair to all shareholders. Under the Shareholder Rights Plan adopted by the Board of Directors, all shareholders of record on August 18, 2003 received one Preferred Share Purchase Right for each share of common stock they owned. These Rights trade in tandem with the common stock until and unless they are triggered. Should a person or group acquire more than 10% of ARI's common stock (or if an existing holder of 10% or more of the common stock were to increase its position by more than 1%), the Rights would become exercisable for every shareholder except the acquirer that triggered the exercise. The Rights, if triggered, would give the rest of the shareholders the ability to purchase additional stock of ARI at a substantial discount. The rights will expire on August 18, 2013, and can be redeemed by the Company for $0.01 per Right at any time prior to a person or group becoming a 10% shareholder.

7. Stock Plans

Employee Stock Purchase Plans

The Company's 1992 Employee Stock Purchase Plan had 62,500 shares of common stock reserved for issuance, and all 62,500 shares have been issued.

The Company's 2000 Employee Stock Purchase Plan has 175,000 shares of common stock reserved for issuance, and 135,387 of the shares have been issued as of July 31, 2006. All employees of the Company, other than executive officers, with six months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions, not to exceed 5,000 shares per employee per year.

Stock Option Plans

On November 19, 2003, pursuant to its option exchange program, the Company accepted for cancellation from all stock option plans old options to purchase 319,186 shares of common stock, representing approximately 29% of the shares of common stock underlying all old options that were eligible for exchange in the offer. Subject to and in accordance with the terms of the offer, the Company issued, on the new option grant date, May 21, 2004, new options to purchase 245,944 shares of the Company's common stock from the 2000 Stock Option Plan in exchange for the old options cancelled in the offer. The new options were 50% vested immediately and of the remaining options, 25% vested on July 31, 2005 and 25% vested on July 31, 2006.

1991 Stock Option Plan

The Company's 1991 Stock Option Plan was terminated August 14, 2001, except as to outstanding options. Options granted under the 1991 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or (b) nonqualified stock options.

Any incentive stock option that was granted under the 1991 Plan could not be granted at a price less than the fair market value of the stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the voting stock of the Company). Nonqualified stock options were allowed to be granted at the exercise price established by the Compensation Committee, which could be less than, equal to or greater than the fair market value of the stock on the date of grant.

Each option granted under the 1991 Plan is exercisable for a period of ten years from the date of grant (five years in the case of a holder of more than 10% of the voting stock of the Company) or such shorter period as determined by the Compensation Committee and shall lapse upon the expiration of said period, or earlier upon termination of the participant's employment with the Company.

At its discretion, the Compensation Committee may require a participant to be employed by the Company for a designated number of years prior to exercising any options. The Committee may also require a participant to meet certain performance criteria, or that the Company meet certain targets or goals, prior to exercising any options.

Changes in option shares under the 1991 Plan are as follows:

	2006		2005	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	180,935	$2.27	184,810	$2.25
Granted	-	-	-	-
Exercised	(250)	2.25	(375)	2.25
Forfeited	(34,000)	2.28	(3,500)	2.75
Outstanding at the end of the year	146,686	$2.28	180,935	$2.27
Exercisable	146,686	$2.28	180,935	$2.27
Available for grant	-		-	

The weighted-average contractual life of options outstanding at July 31, 2006, was 2.85 years. The range of exercise prices for options outstanding at July 31, 2006, was $2.00 to $9.0625.

2000 Stock Option Plan

The Company's 2000 Stock Option Plan (2000 Plan) has 1,450,000 shares of common stock authorized for issuance. Options granted under the 2000 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Code, or (b) nonqualifed stock options.

Any incentive stock option that is granted under the 2000 Plan may not be granted at a price less than the fair market value of the stock on the date of the grant (or less than 110% of the fair market value in the case of a participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code). Nonqualified stock options may be granted at the exercise price established by the Compensation Committee.

Each incentive stock option granted under the 2000 Plan is exercisable for a period of not more than ten years from the date of grant (five years in the case of a participant who is 10% shareholder of the Company). Nonqualified stock options do not have this restriction.

Eligible participants include current and prospective employees, nonemployee directors, consultants or other persons who provide services to the Company and whose performance, in the judgment of the Compensation Committee or management of the Company, can have a significant effect on the success of the Company.

Changes in option shares under the 2000 Plan are as follows:

	2006		2005	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	1,200,592	$1.23	847,570	$0.92
Granted	70,125	2.21	475,600	1.66
Exercised	(121,185)	0.68	(87,381)	0.53
Swapped	(23,621)	2.27	-	
Forfeited	(71,561)	1.52	(35,197)	1.32
Outstanding at the end of the year	1,054,350	$1.35	1,200,592	$1.23
Exercisable	863,375	$1.29	890,300	$1.06
Available for grant	122,813		121,377	

The weighted-average contractual life of options outstanding at July 31, 2006, was 7.27 years. The range of exercise prices for options outstanding at July 31, 2006, was $0.15 to $2.735.

1993 Director Stock Option Plan

The Company's 1993 Director Stock Option Plan has expired and is terminated except for outstanding options. The Company's 1993 Director Stock Option Plan (Director Plan) has 150,000 shares of common stock reserved for issuance to nonemployee directors. Options under the Director Plan were granted at the fair market value of the stock on the grant date.

Each option granted under the Director Plan is exercisable one year after the date of grant and cannot be exercised later than ten years from the date of grant. Changes in option shares under the Director Plan are as follows:

	2006		2005	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	1,313	$2.65	1,313	$2.65
Granted	–	–	–	–
Exercised	–	–	–	–
Forfeited	–	–	–	–
Outstanding at the end of the year	1,313	$2.65	1,313	$2.65
Exercisable	1,313	$2.65	1,313	$2.65
Available for grant	–		–	

The weighted-average contractual life of options outstanding at July 31, 2006, was 3.97 years. The range of exercise prices for options outstanding at July 31, 2006, was $2.00 to $3.56.

8. Income Taxes

The provision for income taxes is composed of the following (in thousands):

	Year ended July 31, 2006	2005
Current:		
Federal	$ 420	$ 345
State	99	80
Utilization of net operating loss carryforwards	(490)	(413)
Deferred, net	(1,229)	(865)
	$(1,200)	$ (853)

Provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. To the extent that management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, a valuation allowance is established. This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability. Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income (exclusive of reversing temporary differences and carryforwards) and prudent tax planning strategies available in future periods. Because the ultimately realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the statement of operations.

The Company had a change in its estimated valuation allowance due to a historical trend of eight quarters of profit and projections of profit in the near future beginning in fiscal 2005. In 2006, the Company continued evaluating the realizability of deferred tax assets on a quarterly basis.

Significant components of the Company's deferred tax liabilities and assets as of July 31 are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 16,613	$ 21,788
Alternative minimum tax credit carryforwards	66	49
Deferred revenue	2,076	2,176
Goodwill	602	689
Other	1,291	1,892
Total deferred tax assets	20,648	26,594
Valuation allowance for deferred tax assets	(18,024)	(25,148)
Net deferred tax asset	2,624	1,446
Deferred tax liabilities		
Software product costs	(530)	(537)
Other	-	(44)
Net deferred taxes	$ 2,094	$ 865

As of July 31, 2006, the Company has unused net operating loss carryforwards for federal income tax purposes of $41,322,000 expiring in 2007 through 2020.

A portion of these unused net operating loss carryforwards for federal income tax purposes totaling $2,038,000 expire between 2012 and 2014 and are limited to $116,000 annually that can be utilized to offset taxable income. Use of these net operating loss carryforwards is restricted under Section 382 of the Code because of changes in ownership in 1997.

In addition, the Company has net operating loss carryforwards for state income tax purposes totaling approximately $35,029,000 expiring in 2007 through 2015.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34% and the state rate of approximately 6% to income (loss) before income taxes is as follows (in thousands):

	2006	2005
Computed income taxes at 40%	$ 804	$ 782
Permanent items	6	8
Gross change in valuation allowance	(1,719)	(865)
Utilization of previously unrecognized benefit of net operating losses	-	(413)
Effective rate differences and other	(291)	(365)
Income tax benefit	$ (1,200)	$ (853)

During 2006 and 2005, $7,643,000 and $3,833,000 respectively, of federal net operating loss carryforwards expired. These expired net operating loss carryforwards have been included in the calculation of the change in valuation allowance.

9. Employee Benefit Plan

The Company has a qualified retirement savings plan (the 401(k) Plan) covering its employees. Each employee may elect to reduce his or her current compensation by up to 25%, up to a maximum of $14,000 ($18,000 over age 50) in calendar 2006 (subject to adjustment in future years to reflect cost of living increases) and have the amount of the reduction contributed to the 401(k) Plan. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. During 2006 and 2005, the Company issued 8,800 and 25,563 shares of common stock, respectively, as a discretionary contribution to the 401(k) Plan. The amount charged to expense for the 401(k) contributions were $42,000 during 2006 and $37,000 during 2005.

10. Changes in Accounting Estimates

During fiscal 2006, the Company settled a vendor related contract dispute. Estimates of that reserve were included in accrued liabilities as of July 31, 2005. The amount of the respective settlement was less than the amount originally estimated and accrued. The difference between the amount previously accrued and the actual payment was credited to income in fiscal 2006. The amount of this change in accounting estimate was approximately $161,000 (net of income taxes of approximately $107,000). The impact of this change was to increase basic and diluted earnings per common share in fiscal 2006 by $0.03 and $0.02, respectively.

During fiscal 2005, the Company settled certain sales tax obligations to various states. Estimates of those obligations were included in accrued liabilities as of July 31, 2004. The amount of the respective settlements with those states was less than the amounts originally estimated and accrued. The difference between the amounts previously accrued and the actual payments to satisfy the outstanding obligations was credited to income in fiscal 2005. The amount of this change in accounting estimate was approximately $218,000 (net of income taxes of approximately $145,000). The impact of this change was to increase basic and diluted earnings per common share in fiscal 2005 by $0.04 and $0.03, respectively.

During fiscal 2006 and fiscal 2005, the Company had a change in its estimated valuation allowance related to deferred tax assets due to continual revisions and evaluations of the estimates of the expected results of operations for the next twelve months. The difference between the amounts previously recorded as a valuation allowance and the amount recorded was credited to income in fiscal 2006 and fiscal 2005. The amount of this change in accounting estimate was approximately $1,229,000 and $865,000 for fiscal 2006 and 2005, respectively. The impact of this change was to increase basic earnings per common share by $0.20 and $0.14 and diluted earnings per common share by $0.19 and $0.13 in fiscal 2006 and 2005, respectively.

11. Revenues by Geographic Area

Revenues (in thousands) by geographic region of customers were approximately as follows:

	2006	2005
Geographic Area:		
Notrh America	$ 13,057	$ 12,703
Rest of the World	945	958
Total Revenue	$ 14,002	$ 13,661

12. Concentration and Related Party

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns approximately 13% of the Company's stock. Briggs has entered into customer contracts with the Company and has provided vendor services to the Company in the ordinary course of business. Generally, the customer contracts are for one or two years and renew annually thereafter unless either party elects otherwise. The Company invoiced Briggs approximately $480,000 and $610,000 for products and services provided during fiscal 2006 and fiscal 2005, respectively. Briggs had unpaid net trade receivables of $191,000 or 18% and $170,000 or 17% of total trade receivables outstanding as of July 31, 2006 and 2005, respectively, $1,000 of which was over 90 days at July 31, 2006.

The vendor services provided by Briggs are for printing of the Company's postcards resold to customers and is included in cost of sales. Briggs invoiced the Company approximately $183,000 and $38,000 for printing services during fiscal 2006 and fiscal 2005, respectively, $34,000 of which were unpaid as of July 31, 2006.

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ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 7, 2006

To the Shareholders of ARI Network Services, Inc.:

The 2006 Annual Meeting of Shareholders of ARI Network Services, Inc. will be held at the headquarters of ARI Network Services, Inc., 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin, on Thursday, December 7, 2006 at 9:00 a.m., local time, for the following purposes:

1. To elect two directors to serve until 2009.
2. To ratify the appointment of Wipfli LLP as independent auditors.
3. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on October 20, 2006 are entitled to notice of and to vote at the meeting and at all adjournments thereof.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Shareholders are urged to date, sign and return the accompanying proxy in the enclosed envelope whether or not they expect to attend the annual meeting in person. If you attend the meeting and wish to vote your shares personally, you may do so by revoking your proxy at any time prior to the voting thereof.

By order of the Board of Directors,

Timothy Sherlock, Secretary
November 8, 2006

ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224
(414) 973-4300

PROXY STATEMENT

The Board of Directors of ARI Network Services, Inc. (the "Company") submits the enclosed proxy for the annual meeting to be held on the date, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Each shareholder of record at the close of business on October 20, 2006 will be entitled to one vote for each share of Common Stock registered in such shareholder's name. As of October 20, 2006, the Company had outstanding 6,227,335 shares of Common Stock. The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding on the record date is required for a quorum at the meeting. This proxy statement and the accompanying proxy and Annual Report to Shareholders are being sent to the Company's shareholders commencing on or about November 8, 2006.

Any shareholder executing and delivering the enclosed proxy may revoke the same at any time prior to the voting thereof by written notice of revocation given to the Secretary of the Company.

Unless otherwise directed, all proxies will be voted FOR the election of the individuals nominated to serve as director and FOR the other proposal. The directors will be elected by a plurality of votes cast at the meeting (assuming a quorum is present). In other words, the nominees receiving the two largest numbers of votes will be elected. Any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that a failure to vote for an individual results in another individual receiving a larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors. The other proposal will be approved if the affirmative votes exceed the votes cast against. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present at the meeting but are not affirmative votes or votes against and, therefore, will have no effect on the outcome of the voting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to beneficially own 5% or more of the Common Stock, by each director or nominee of the Company, by named executive officers of the Company, and by all directors and executive officers of the Company as a group as of October 20, 2006. The address for each of the persons listed below is 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224, unless otherwise specified.

NAME AND ADDRESS OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Briggs & Stratton Corporation (2) 12301 West Wirth Street Milwaukee, WI 53201	840,000	13.5%
Peter H. Kamin (3) c/o The Nelson Law Firm, LLC 75 South Broadway, 4th Floor White Plains, NY 10601	591,500	9.5%
John C. Bray	155,544	2.4%
Gordon J. Bridge	170,527	2.7%
Brian E. Dearing (4)	614,191	9.7%
Ted C. Feierstein	73,647	1.2%

NAME AND ADDRESS OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Jeffrey E. Horn (5)	20,648	*
William C. Mortimore	37,375	*
Timothy Sherlock	73,278	1.2%
Frederic G. Tillman	99,097	1.6%
Richard W. Weening (6)	254,224	4.0%
All executive officers and directors as a group (10 persons)	1,462,997	21.0%

* Less than 1%

(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Includes options exercisable within 60 days of October 20, 2006 as follows: Mr. Bray (122,750 shares), Mr. Bridge (111,785 shares), Mr. Dearing (114,083 shares), Mr. Feierstein (73,647 shares), Mr. Mortimore (37,375 shares), Mr. Sherlock (65,000 shares), Mr. Tillman (86,250 shares), Mr. Weening (117,887 shares), and all executive officers and directors as a group (728,777 shares).

(2) Stock information is provided as of March 16, 2000 based upon Schedule 13D amendment files April 3, 2000.

(3) Stock ownership information is provided as of December 31, 2004 based upon Schedule 13G amendment filed February 2, 2005. Mr. Kamin's total includes 151,900 shares held by the Peter H. Kamin Childrens Trust, 103,200 shares held by the Peter H. Kamin Profit Sharing Plan, 28,100 shares held by the Peter H. Kamin Family Foundation and 25,000 shares held by 3K Limited Partnership.

(4) Mr. Dearing's total includes 303,988 shares held in the Company's 401(k) plan, of which Mr. Dearing is a trustee with voting power. Mr. Dearing disclaims any beneficial ownership in these shares in excess of his pecuniary interest (11,451 shares).

(5) Mr. Horn resigned his position with the Company effective August 1, 2006

(6) Mr. Weening's total also includes 50,677 shares held by Quaestus Management Corp., 85,000 shares held by RPI Holdings, Inc., 535 shares held in tenancy in common with a third party and 125 shares held by his spouse. Mr. Weening disclaims any beneficial ownership in the shares held by third parties in excess of his pecuniary interest.

ELECTION OF DIRECTORS

The Company's directors are divided into three classes, with staggered terms of three years each. At the meeting, shareholders will vote on two directors to serve until 2009: Gordon J. Bridge and Ted C. Feierstein.

Nominees For Election To Serve Until The Annual Meeting In 2009

Gordon J. Bridge, 64; Mr. Bridge, a director since December 1995, owns an IT consulting business. From January 2004 to September 2006 Mr. Bridge was president, and from May 2005 to September 2006 was Chief Executive Officer of CM IT Solutions, a nationwide franchise system providing information technology consulting and support services to small and medium sized businesses. From December 1999 to August 2001, Mr. Bridge was Chairman of the Board and Chief Executive Officer of SurferNETWORK. From November 1995 to January 2000, Mr. Bridge was Chairman of the Board and from April 1997 to March 1998 was Chief Executive Officer of ConnectInc.com Company. Mr. Bridge held various executive management positions with AT&T from 1988 to 1995, including president of three business units for AT&T: Consumer Interactive Services, EasyLink Services and Computer Systems. Prior to joining AT&T, Mr. Bridge was with the IBM Corporation for nearly 23 years holding the positions of Vice President of Sales and Vice President of Marketing for the US for the National Accounts Division in the mid 1980's. Mr. Bridge holds a B.A. in Mathematics from Bradley University.

Ted C. Feierstein, 48; Mr. Feierstein, a director since January 2000, is a partner in Ascent Partners ("Ascent"), a merchant bank specializing in investments, mergers and acquisitions, and strategic assistance for Internet, software and information technology-focused professional service companies. Mr. Feierstein is also a founding partner of Prism Capital, a private equity fund. Prior to co-founding Ascent, Mr. Feierstein was a senior vice-president with the Corum Group, a firm specializing in merger and acquisition advisory services to the software industry, and was a venture capitalist with Wind Point Partners, a private equity fund. Mr. Feierstein received an MBA from the Harvard Business School in 1989 and a BBA from the University of Wisconsin-Madison in 1979.

Directors Whose Term
<u>Expires At The Annual Meeting In 2007</u>

William C. Mortimore, 61; Mr. Mortimore, a director since 2004, was the founder of Merge Technologies Incorporated ("MTI") and its Chief Strategist from September 2000 until July 2006, interim Chief Executive Officer from May 2006 until July 2006, Chairman of the Board from September 2000 until May 2006, President and Chief Executive Officer from November 1987 through August 2000 and a member of the Board of Directors since its inception in November 1987 until July 2006. MTI is a global healthcare software and services company that trades on the Nasdaq National Market under the symbol MRGE. Mr. Mortimore has served as co-founder and a senior manager of several businesses in the fields of information communications technology, healthcare services and real estate and has been responsible for securing public and private financing for these organizations. Mr. Mortimore was an original member of the American College of Radiology / National Association of Electrical Manufacturers ("ACR / NEMA") committee responsible for establishing and maintaining the DICOM medical imaging standard. Mr. Mortimore has also served as a member of the Board of Directors of MRI Devices, Inc., a privately held diagnostic imaging manufacturer, from November 2002 until its sale to Intermagnetics General Corporation in mid 2004 . Mr. Mortimore received a B. S. in Electrical Engineering from Michigan State University, an M.E.E. from the University of Minnesota and pursued doctoral studies in Electrical Engineering at the University of Minnesota.

Richard W. Weening, 60; Mr. Weening, a director since 1981, organized the Company in 1981 as a business information publishing subsidiary of Raintree Publishers, Inc., now known as RPI Holdings, Inc. ("RPI"). He served as President and Chief Executive Officer of the Company until October 1987, Chairman and Chief Executive Officer of the Company until October 1990, and Chairman of the Board of Directors until 1997. Mr. Weening is also the President, Chief Executive Officer and director of QUAESTUS & Co., Inc., a private equity investment firm; the Chairman of the Board and Chief Executive Officer of Prolitec Inc., an environmental technology and services company and Chief Executive Officer of Prolitec Defense Systems. Mr. Weening has served as President of RPI from 1972 to the present. In 1996 Mr. Weening founded Cumulus Media Inc. (NASDAQ:CMLS), a radio broadcasting group, and served as its executive chairman until June 2000. In November 2003, Mr. Weening, without admitting or denying the allegations, entered into a Final Judgment and Order of Permanent Injunction to settle litigation instituted by the Securities and Exchange Commission relating to record-keeping and internal controls violations in connection with his position at Cumulus Media, Inc. Without admitting or denying the Commission's findings, Mr. Weening consented to the issuance of the order that required him to pay a $75,000 civil penalty and be permanently enjoined from violating the record-keeping and internal controls requirements under the Securities Exchange Act of 1934, including Section 13(b)(5) and Rules 13b2-1 and 13b2-2 promulgated thereunder, and from aiding and abetting violations of Section 13(b)(2)(A) of the Exchange Act.

Director Whose Term
<u>Expires At The Annual Meeting In 2008</u>

Brian E. Dearing, 51; Mr. Dearing is the Chairman of the Board, President and Chief Executive Officer of the Company. He has been a director since 1995 and was elected Chairman of the Board of Directors in 1997. Prior to joining ARI in 1995, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services since 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Board of Director Meetings in 2006

The Board of Directors held ten meetings in fiscal 2006. Each incumbent director attended 75 percent or more of the combined number of meetings of the Board and committees on which such director served, during the period for which he has been a director or served on the committee, except Mr. Weening. Directors are encouraged to attend the annual meeting of shareholders, but the Company has not adopted a formal policy requiring attendance at the annual meeting. Four of the Company's five directors attended the 2005 annual meeting of shareholders.

The Board of Directors currently does not have a formal process for shareholders to send communications to the Board of Directors. Nevertheless, efforts are made to ensure that the views of shareholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to shareholders on a timely basis. The Board of Directors believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, shareholders wishing to formally communicate with the Board of Directors may send communications directly to ARI Network Services, Inc., Attention: Chairman, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224. The Chairman will review such communications and, if appropriate, forward such communications to other board members.

The Company's Board of Directors has established an audit committee which is currently composed of Mr. Bridge (chairman), Mr. Mortimore and Mr. Weening. The Board of Directors has adopted a written charter for the audit committee. Information regarding the functions performed by the audit committee, its membership, and the number of meetings held during fiscal 2006 is set forth in the "Report of the Audit Committee," included in this annual proxy statement. The members of the audit committee are independent under the rules adopted by the NASD regarding the independence of audit committee members. The Board of Directors has determined that Mr. Bridge, Mr. Mortimore and Mr. Weening are each an "audit committee financial expert" and are each "independent" as those terms are defined under NASD listing standards.

The Company's Board of Directors has established a compensation committee that currently is composed of Mr. Bridge and Mr. Feierstein. The duties of the compensation committee are to approve all executive compensation, to administer the Company's 1991 Incentive Stock Option Plan, the 2000 Employee Stock Purchase Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan and to recommend director compensation for approval by the entire Board. The compensation committee met three times during fiscal 2006.

The Company's Board of Directors has not established a nominating committee, as decisions regarding Board membership are made by the full Board. Due to the small size of the Company's Board of Directors, as well as the recent lack of turnover in the Board of Directors, the Board has determined not to have a separate nominating committee. Likewise, the Board has not adopted a written charter governing director nominating decisions. Messrs. Bridge, Feierstein, Mortimore and Weening meet the NASD definition of independence as it would apply to a nominating committee, but Mr. Dearing does not because he is an executive officer of the Company.

The Board will consider candidates for director that are nominated by shareholders in accordance with the procedures set forth in the Company's by-laws. Under the by-laws, nominations, other than those made by the Board of Directors, must be made pursuant to timely notice in proper form to the secretary of the Company. To be timely, a shareholder's request to nominate a person for director, together with the written consent of such person to serve as a director, must be received by the secretary of the Company at the principal office not later than 90 days and not earlier than 150 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

The Board will consider proposed nominees whose names are submitted to it by shareholders. However, it does not have a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical absence of shareholder proposals. The Board intends to review periodically whether a formal policy should be adopted.

The Board has generally identified nominees based upon suggestions by non-management directors, management members and/or shareholders. The Board considers factors important for potential members of the Board, including the individual's integrity, general business background and experience, experience with our industry, and the ability to serve on the Board. The Board does not evaluate proposed nominees differently based on who made the proposal.

For fiscal 2006 service, non-employee directors received an annual cash retainer of $18,000 and options for 6,000 shares, which were granted on December 8, 2005. Audit committee members received an additional $6,000 per year ($8,000 for the chairman) and compensation committee members an additional $2,500. The options have a 10-year term and have an exercise price equal to the fair market value of the stock on the date of grant. The options vest in two equal annual increments, commencing on July 31, 2006. The Board determined not to reduce Mr. Weening's compensation for fiscal 2006 despite his not attending 75% or more of the board and committee meetings. Compensation for fiscal 2007 is currently the same as it was for fiscal 2006. The stock options are expected to be granted in December 2006 and vest in two equal annual increments, commencing on July 31, 2007.

Code of Ethics

ARI has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is designed to promote honest and ethical conduct, including the ethical handling of conflicts of interest, compliance with applicable laws, and full, accurate, timely and understandable disclosure in reports we send to our shareholders or file with the SEC. Violations of the code of ethics are to be reported to the audit committee. A copy of the code of ethics may be obtained, without charge, by sending a request to ARI Network Services, Inc., Attention: Corporate Secretary, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224.

EXECUTIVE COMPENSATION

The following table sets forth compensation for the last three fiscal years for each of the Company's executive officers as of July 31, 2006.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
					Awards	Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options/SARs (#) (2)	LTIP Payouts ($)	All Other Compensation (3)
Brian E. Dearing, President and Chief Executive Officer	2006	$ 192,687	$ 41,357	$ —	—	$ 73,934	$ 2,913
	2005	$ 192,687	$ 72,839	$ —	50,000	$ 75,482	$ 1,927
	2004	$ 179,610	$ 93,859	$ —	20,833	$ 135,170	$ 1,863
Timothy Sherlock Chief Financial Officer, Secretary, Treasurer and VP of Finance	2006	$ 163,890	$ 22,990	$ —	—	$ 44,354	$ 2,521
	2005	$ 163,890	$ 41,944	$ —	22,500	$ 45,903	$ 1,694
	2004	$ 163,890	$ 56,728	$ —	—	$ 18,058	$ 441
John C. Bray, Vice President of New Market Development	2006	$ 157,661	$ 14,109	$ 3,416	—	$ 25,723	$ 1,720
	2005	$ 157,661	$ 29,431	$ 14,269	22,500	$ 27,927	$ 1,061
	2004	$ 147,853	$ 37,132	$ 29,815	35,000	$ 87,510	$ 892
Jeffrey E. Horn, Vice President of Global Sales and Marketing (4)	2006	$ 108,890	$ 15,326	$ 56,229	—	$ 9,326	$ 2,344
	2005	$ 108,890	$ 30,505	$ 95,902	22,500	$ 33,384	$ 1,523
	2004	$ 108,890	$ 41,257	$ 65,439	—	$ 8,866	$ 1,434
Frederic G. Tillman, Vice President of Technology Development	2006	$ 129,134	$ 22,990	$ —	—	$ 42,744	$ 1,830
	2005	$ 118,745	$ 40,569	$ —	22,500	$ 43,406	$ 1,600
	2004	$ 118,745	$ 53,978	$ —	20,000	$ 17,972	$ 1,772

(1) Other annual compensation consists of commissions paid on sales.

(2) Options granted during fiscal 2004 were awarded pursuant to an option exchange program.

(3) Amounts represent a Company match in common stock under the Company's 401(k) plan.

(4) Mr. Horn resigned effective August 1, 2006. On September 12, 2006, the Company hired Mr. Roy W. Olivier as the Company's Vice President of Global Sales and Marketing.

The table below provides information regarding the exercises of stock options during fiscal 2006 and the value of stock options held at July 31, 2006 by the persons named in the Summary Compensation Table. During fiscal 2006, no options were granted to such persons.

Aggregated Option/SAR Exercises
In Last Fiscal Year And Fiscal Year-End Option/SAR Values

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Option/SARS At Fiscal Year End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End Exercisable/Unexercisable (1)
Brian E. Dearing	10,000	$ 21,738	114,083 / 25,000	$62,552 / 22,500
Timothy Sherlock	-	-	65,000 / 11,250	$94,738 / 10,125
John C. Bray	-	-	122,750/ 11,250	$97,513 / 10,125
Jeffrey E. Horn	-	-	46,250 / 11,250	$45,450 / 10,125
Frederic G. Tillman	-	-	86,250 / 11,250	$99,200 / 10,125

(1) For valuation purposes, a July 31, 2006 market price of $2.25 was used.

The table below provides information regarding long-term incentive plan awards in fiscal 2006 to the persons named in the Summary Compensation Table.

Long-Term Incentive Plan Awards

Name	Number of Units	Period Until Payment	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold	Target	Maximum
Brian E. Dearing	(1)	(2)	$ 26,910	$ 35,880	$ 71,760
Timothy Sherlock	(1)	(2)	$ 14,967	$ 19,956	$ 39,911
John C. Bray	(1)	(2)	$ 9,176	$ 12,235	$ 24,470
Jeffrey E. Horn (3)	(1)	(2)	$ 6,937	$ 9,249	$ 18,498
Frederic G. Tillman	(1)	(2)	$ 14,967	$ 19,956	$ 39,911

(1) Consists of contingent, deferred cash and stock awards.

(2) Consists of three consecutive one year performance periods commencing with fiscal 2007. The amount of the payout is adjusted on a sliding scale based upon the extent to which the Company's revenue plan is achieved for each of the three years, ranging from a floor of 75% of the target award if the Company's revenue plan is not met to a cap of 200% of the target award if revenue equals or exceeds 150% of plan. One-half of the threshold amount is paid in ARI stock, valued at the time of payment, and the remainder is paid in cash. The award is paid in three annual installments following fiscal years 2007, 2008 and 2009, provided the participant is then employed by the Company.

Targets for fiscal 2007 will equal the fiscal 2007 bonuses earned, up to 40% of the target bonuses, adjusted upward if the Company overachieves its fiscal 2007 net income objective. Payouts will be adjusted as noted above based on the Company's revenue during fiscal years 2008, 2009 and 2010 and paid in installments following each of those fiscal years, provided the employee is then employed by the Company. One-half of the threshold amount will be paid in ARI stock, valued at the time of payment, and the remainder paid in cash.

(3) Mr. Horn's award was forfeited upon his resignation from the Company effective August 1, 2006.

The Company has entered into Change of Control Agreements ("Change of Control Agreements") with each of its executive officers. The Change of Control Agreements are intended to reduce the incentive for officers not to support a transaction that is beneficial to shareholders for fear that their employment would be terminated, retain the services of these officers and provide for continuity of management in the event of any "Change of Control," as defined below. These Change of Control Agreements provide that each officer shall receive severance benefits equal to two times the sum of salary and targeted bonuses and medical and dental plan continuation for two years if, within two years following a "Change of Control," as defined below, the officer's employment is terminated without cause. For this purpose, "terminated without cause" is defined to include: (i) a significant reduction in the executive's compensation, duties, title or reporting responsibilities; (ii) a change in the executive's job location; or (iii) the termination by the officer of his employment for certain enumerated reasons. In addition, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. If the officer leaves ARI for any other reason, within two years following a Change of Control, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. The officer is under no obligation to mitigate amounts payable under the Change of Control Agreements. In addition, upon a Change of Control, all stock options and similar awards become immediately vested and all deferred compensation becomes payable.

For purposes of the Change of Control Agreements, a "Change of Control" means any of the following events: the acquisition (other than from ARI) by any individual, entity or group, subject to certain exceptions, of beneficial ownership, directly or indirectly, of 50% or more of the combined voting power of ARI's then outstanding voting securities; (ii) a merger, consolidation, share exchange, or sale or disposition of substantially all of the assets of the Company; or (iii) approval by the Company's shareholders of a complete liquidation or dissolution of the Company.

CERTAIN TRANSACTIONS

On January 3, 2005, the Company entered into a consulting agreement with Ascent Partners, Inc. Under the agreement, Ascent provided consulting services at a rate of $300 per hour, plus reimbursement for modeling expenses of approximately $5,000. During fiscal 2005, Ascent was paid approximately $45,200 under the agreement. No services were provided during fiscal 2006. Mr. Feierstein, a director of the Company, is a partner of Ascent.

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns more than 5% of the Company's stock. Briggs has entered into customer contracts with the Company in the ordinary course business. Generally, the contracts are for one year and renew annually unless either party elects otherwise. The Company invoiced Briggs approximately $480,000 for products and services provided during fiscal 2006. In addition, during fiscal 2006, Briggs provided graphic design and printing services to the Company for which the Company was charged approximately $186,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon its review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, all of such forms were filed on a timely basis by reporting persons during fiscal 2006.

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Wipfli LLP to serve as the Company's independent accountant to audit the books and accounts of the Company and its subsidiaries for the fiscal year ending July 31, 2007. The Board of Directors has recommended that shareholders ratify this appointment. It is intended that the shares represented by the proxy will be voted (unless the proxy indicates to the contrary) for ratification of the appointment. Wipfli LLP also served as the Company's independent accountant for the fiscal year ended July 31, 2006. A representative of Wipfli LLP is expected to be present at the meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Auditor's Fees

Fees for professional services provided by our independent auditors in each of the last two fiscal years, in each of the following categories, were as follows:

	2006	2005
Audit Fees	$ 111,875	$ 102,500
Audit Related Fees	$ —	$ 10,766
Tax Fees	$ 5,500	$ 6,497
All Other Fees	$ —	$ 450
Total Fees	$ 117,375	$ 120,213

Tax services rendered by our independent auditors included consultations on state sales and use tax. Audit related fees included consultations related to Sarbanes Oxley 404. All other services rendered by our independent auditors in fiscal 2005 included consultations on accounting matters regarding the Securities and Exchange Commission.

The audit committee pre-approves all audit and allowable non-audit services provided by the independent auditors, unless such pre-approval is waived in accordance with Item 2-01(c)(7)(i)(C) of Regulation S-X. These services may include audit services, audit-related services, tax services and other services. The audit committee has delegated the authority to grant pre-approval of auditing or allowable non-audit services to the chairman of the audit committee. Each pre-approval decision pursuant to this delegation is to be presented to the full audit committee at its next scheduled meeting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information about shares of the Company's Common Stock outstanding and available for issuance under the Company's existing equity compensation plans, the 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan, the 2000 Employee Stock Purchase Plan and the 2000 Stock Option Plan. The table details securities authorized for issuance under the Company's equity compensation plans as of July 31, 2006. The table below does not include stock option grants, exercises or cancellations since July 31, 2006 and, in accordance with SEC rules, excludes information concerning the Company's 401(k) plan. The Company has discontinued granting options under the 1991 Incentive Stock Option Plan and 1993 Director Stock Option Plan, although options are outstanding under those plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	1,452,350	$ 1.38	162,426
Equity compensation plans not approved by security holders (1)	30,789	N/A	N/A
Total	1,483,139		162,426

(1) Represents estimated number of shares to be issued pursuant to long-term incentive plan awards described above, based on an assumed value of $1.90 per share (the October 20, 2006 closing stock price).

OTHER MATTERS

Other Proposed Action

The Board of Directors of the Company knows of no other matters which may come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their discretion.

Shareholder Proposals

All proposals of shareholders intended to be presented at the Company's 2007 Annual Meeting must be received by the Company at its executive offices on or before September 8, 2007, in order to be presented at the meeting (and must otherwise be in accordance with the requirements of the Bylaws of the Company) and must be received by July 11, 2007 to be considered for inclusion in the proxy statement for that meeting.

Costs of Solicitation

The expenses of printing and mailing proxy materials, including reasonable expenses involved in forwarding materials to beneficial owners of Common Stock, will be borne by the Company. In addition, directors, officers or employees of the Company may solicit the return of proxies from certain shareholders by telephone, e-mail, facsimile or personal solicitation.

SHAREHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT NO COST BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT, ARI NETWORK SERVICES, INC., 11425 WEST LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224.

BY ORDER OF THE BOARD OF DIRECTORS

Timothy Sherlock, Secretary
November 8, 2006

REPORT OF THE AUDIT COMMITTEE

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. A complete description of the Committee's duties is set forth in its charter.

In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under standards of the Public Company Oversight Board (United States). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examination and their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held five meetings during fiscal 2006.

In reliance on the views and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended July 31, 2006 for filing with the Securities and Exchange Commission. The Committee has also approved the selection of the Company's independent auditors.

/s/ Gordon J. Bridge
Gordon J. Bridge, Chairman of the Audit Committee

/s/ Richard W. Weening
Richard W. Weening, Audit Committee Member

/s/ William C. Mortimore
William C. Mortimore, Audit Committee Member

DIRECTORS

Gordon J. Bridge
Owner IT Consulting Business

Brian E. Dearing
Chairman of the Board,
President and
Chief Executive Officer,
ARI Network Services, Inc.

Ted C. Feierstein
President
Ascent Partners, Inc. and
Venture Partner
Prism Opportunity Fund

William C. Mortimore
Managing Director, Healthcare Growth
Partners, LLC

Richard W. Weening, Jr.
President, CEO and director of
Quaestus & Co., Inc. and Chairman and
CEO, Prolitec Inc.

OFFICERS

John C. Bray
Vice President
Business Development and Strategy

Brian E. Dearing
Chairman, President and
Chief Executive Officer,
and a Director

Roy W. Olivier
Vice President
Global Sales and Marketing

Timothy Sherlock
Vice President Finance and Operations
and Chief Financial Officer

Frederic G. Tillman
Vice President
Technology Development and Electronic
Publishing

AUDITORS

Wipfli, LLC
Milwaukee, Wisconsin
www.wipfli.com

TRANSFER AGENT

American Stock Transfer & Trust
Company
59 Maiden Lane,
New York, NY 10038
www.amstock.com

LEGAL COUNSEL

Godfrey & Kahn, S.C.
Milwaukee, WI
www.gklaw.com

CORPORATE INFORMATION

ANNUAL MEETING
Shareholders are invited to attend ARI Network Services, Inc. 2006 Annual Meeting at 9:00 a.m. on Thursday, December 7, 2006 at the Company's corporate headquarters, 11425 W. Lake Park Drive, Suite 900, Milwaukee, Wisconsin, 53224.

STOCK LISTING AND SYMBOL
ARI Network Services, Inc. common stock is traded on NASD OTCBB under the symbol ARIS.

FORM 10-Q REPORTS
Copies of the Company's quarterly Form 10-QSB reports (without exhibits) filed with the Securities and Exchange Commission are available to shareholders, without charge, by contacting the investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

ONLINE FINANCIAL INFORMATION
Press releases, including annual and quarterly financial releases, conference call notes and reconciliation of non-GAAP measures are available in the Company's website at http://www.arinet.com. Access to SEC filings is available through EDGAR Online (http://www.sec.gov).

INVESTOR INFORMATION
ARI Network Services news releases and other investor information are available on the Internet at http://www.arinet.com or by contacting the Investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

TRADEMARKS
TradeRoute® and PartSmart® are registered trademarks of ARI Network Services, Inc. EMPART*viewer*™, EMPART*publisher*™, EMPART*web*™, EMPART*web*-ASP™, WebsiteSmart™, ARI MailSmart™, WarrantySmart™ and ARI ServiceSmart™ are trademarks of ARI Network Services, Inc. All other coporate names are trademarks or registered trademarks of their respective companies.

ARI
25 YEARS OF EXCELLENCE
1981-2006

Headquarters
11425 West Lake Park Drive,
Suite 900
Milwaukee, WI 53224
Phone: +1 414.973.4300
Fax: +1 414.973.4357
www.arinet.com
Email: info@arinet.com

Virginia Office
3356 Ironbound Road, #301
Williamsburg, VA 23188
Phone: +1 757.220.8771
Fax: +1 757.220.5741

Colorado Office
5755 Mark Dabling Blvd
Suite 200
Colorado Springs, CO 80919
Phone: +1 719.444.8611
Fax: +1 719.444.8408

European Office
Raoul Wallenbergplein 1
2405 CZ Alphen Aan den Rijn
The Netherlands
Phone: +31 172 449060
Fax: +31 172 449191
Email: sales @arinet.nl
www.arinet.nl